CSI Communications Systems, Inc.

Annual Report 2006

TECHNOLOGIES

About Communications Systems, Inc.

Communications Systems, Inc. (AMEX:JCS) provides a growing family of physical and electronic connectivity infrastructure and services for voice, data and video communications. The company's product families include a broad range of copper-based and fiber optic connection devices, digital subscriber line filters and connection devices, structured wiring systems that support Local Area Networks, media conversion devices and switches.

FINANCIAL HIGHLIGHTS

(in thousands except per share amounts)

	2006	2005	2004
Sales from Continuing Operations	**$ 115,440**	$ 115,382	$ 108,555
Gross Margin from Continuing Operations	**38,587**	37,521	35,608
Operating Income from Continuing Operations	**5,025**	5,870	7,629
Income from Continuing Operations	**4,495**	4,590	4,931
Net Income	**4,495**	4,470	4,763
Basic Net Income (Loss) per Share:			
Continuing Operations	**$ .52**	$ .53	$ .60
Discontinued Operations		(.01)	(.02)
	$ .52	$ .52	$ .58
Diluted Net Income (Loss) per Share:			
Continuing Operations	**$ .51**	$ .52	$ .59
Discontinued Operations		(.01)	(.02)
	$ .51	$ .51	$ .57
Average Dilutive Shares Outstanding	**8,807**	8,716	8,263
Working Capital	**$ 69,046**	$ 67,048	$ 63,975
Total Assets	**92,723**	92,883	89,481
Stockholders' Equity	**82,545**	79,851	77,051

Forward Looking Statements

From time to time, in this report and otherwise, the Company makes "forward looking statements" concerning possible or anticipated future financial performance, business activities, plans, and resolution of pending claims, investigations or litigation, which are typically preceded by the words "believes", "expects", "anticipates", "intends" or similar expressions. For such forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that such forward looking statements are subject to risks and uncertainties which could cause actual performance, activities, anticipated results, outcomes or plans to differ significantly from those indicated in the forward-looking statements, including those risks and uncertainties described under Items 1A and 7 of the enclosed Annual Report on Form 10-K.

CSI

To Our Shareholders

2006 IN REVIEW

Communications Systems, Inc. (CSI) and its four wholly owned subsidiaries were off to a good start in 2006. The management staff and employees were full of enthusiasm and optimism. We were of course then disappointed in early April when JDL Technologies was notified it was being investigated by the Department of Justice in connection with funding requests for work performed for the U.S. Virgin Islands Department of Education (VIDOE) under the federal government's E-Rate Program, but our response to this unexpected development was swift and positive. CSI immediately agreed to fully cooperate on a voluntary basis with the investigation and has continued to do so right up until today. In addition, management launched its own thorough review and our Audit Committee conducted its own review of certain issues. While this investigation created additional challenges in 2006 and affected our ability to make timely filings with the SEC, we are pleased to report that as we go to print no claim has been asserted against JDL during the course of the investigation, and based on our review of our dealings with VIDOE and the E-Rate Program we believe this matter will be resolved without material cost to the Company.

As 2006 unfolded we also evaluated our approach to recognizing revenues related to JDL's work for VIDOE, as well as certain accounting shortcomings at JDL. While dealing with these matters consumed the balance of 2006 and early 2007 and also caused us to delay filing our 2006 Form 10Q and Form 10K Reports, these issues have now been addressed, as is further discussed below and in greater detail in the Form 10K report that follows. In addition, with the revenue recognition issue resolved, we have made all necessary SEC filings for 2006 and expect to be restored to good standing with the American Stock Exchange by early June 2007.

Over the past year developments affecting JDL have not distracted the Company from building long term shareholder value. The Company has stayed focused on continuing our position as a force in developing products for the next-generation networks in all four subsidiaries.

STRONG FINANCIAL POSITION

CSI continues to generate cash, closing the year with a balance of $28,750,000 and the current ratio continues at a lofty 8 to 1. Stockholders' equity at December 31, 2006 was $82,545,000.

RESULTS OF OPERATIONS

Sales from continuing operations were $115,440,000 in 2006, which was consistent with sales of $115,382,000 in 2005. Operating income from continuing operations declined 14% to $5,025,000 from $5,870,000 in 2005. Income from continuing operations before income taxes declined 9% to $5,723,000 from $6,318,000 in 2005. Income from continuing operations declined 2% to $4,495,000 in 2006 compared to $4,590,000 in 2005. The Company sold the operations of Image Systems, Inc. in October 2005. Those operations had a net of income tax loss of $343,000 in 2005. The Company recorded an after-tax gain on the sale of the operations of $222,000. Our income tax rate for both 2006 and 2005 was lower than the expected rate due to favorable results of an Internal Revenue Service examination in the fourth quarter of 2005 for the year ended December 31, 2002 and reduced estimates of exposure to certain other state and foreign tax liabilities. Income from continuing operations per diluted share was $.51 in 2006 and $.52 in 2005.

AUSTIN TAYLOR REBOUNDS TO PROFITABILITY

The Austin Taylor management team and employees during the last half of 2005 and early 2006 worked hard to become profitable. It became profitable in 2006 and the optimism of its management staff and employees bodes well for continuing profitability in the future. For that reason and the fact that the pension plans at Austin Taylor were a negative factor with prospective buyers, the company ceased negotiations with all prospective buyers. The operations and assets of the Company's wholly owned subsidiary, Austin Taylor Communications Ltd., which were previously classified and reported as discontinued operations in 2005 were reclassified in continuing operations in 2006.

JDL

2006 was a very difficult year for JDL and CSI as much time, money and efforts were focused on the issues related to the Internet and wide area network services we provide to the U. S. Virgin Island Department of Education (VIDE) and the investigation by the Department of Justice (DOJ). JDL recorded all the expenses related to providing these services to VIDE but was unable to recognize $2,555,000 of revenue to offset these expenses because of uncertainties regarding approval from the E-Rate Program in 2006. In April and May of 2007, JDL did receive approval in the form of the Funding Commitment Decision Letters from the E-Rate Program which will allow JDL to recognize the $2,555,000 revenue in the second quarter of 2007. JDL also incurred $400,000 of additional legal, audit and Board of Director expenses as a result of the investigation. These items contributed to JDL having an operating loss for 2006 of $3,200,000. As we look forward to the rest of 2007 and beyond, we believe the issues related to revenue recognition and the DOJ investigation are largely behind us and JDL will again be a positive contributor to CSI's profitability.

SUTTLE

The Suttle strategic plan remained on course in 2006 as we pivoted our product mix and solutions from the traditional products to the SOHO (Small Office Home Office) and structured cabling products meeting the needs of the modern day service provider. As service providers continue to evolve from a single service model (Voice or Cable) to a comprehensive communications provider, Suttle is well positioned to deliver the required products. During 2006 Suttle has been successful in positioning our products as the standard in the Fiber to the Home (FTTH) builds within 3 of the 4 major Telco's. In addition to our success in the major Telco's, we have been successful in penetrating the Multi-System Operator market (a Multi-System Operator is an operator of multiple cable television systems) with the same product offerings, including the SOHO and structured cabling solutions. At the same time in 2006, Suttle managed its traditional, CorroShield and DSL product lines to maximize these sales in a maturing and declining market.

TRANSITION NETWORKS

2006 was truly a year of "transition" for Transition Networks. In the last half of 2005 we began the process of merging MiLAN Technologies into one company under the Transition Networks structure. The yield was immediate and fruitful. Revenues and profits were strong in 2006. The addition of the MiLAN brand of switches, combining customer bases with Transition's strong delivery channel and number one position in the conversion market was and continues to be a great mix. 2006 also saw the addition of Chinese sourcing to the base Transition product line and laid the foundation for CSI to begin an R&D effort in Shanghai in 2007. Together with USA based "just in time" manufacturing partners and long term developing relationships with overseas suppliers, Transition and the MiLAN brand of switching products are positioned for growth in the coming years.

CHINA FACILITY

In the last half of 2006 CSI began the process of establishing a presence in China. Our new facility, located in Shanghai, China, will have its Grand Opening in June 2007 and will initially serve as a development center for Transition Networks. The Transition development center will be staffed with a managing director from our headquarters staff and experienced local software and hardware engineering resources that will increase the available number of new products and decrease the time to market. As the need arises, the other business units will also locate people at this facility.

LONG-TERM INVESTORS REWARDED

Shareholders who have been long-term holders of CSI were again rewarded by their commitment to long term growth. In November of 2006, Hector Communication Corporation was sold for $36.40 per share in cash. Hector Communication Corporation was spun off to CSI shareholders in 1990. CSI shareholders received 1 share of HCC for each 2 shares of CSI owned at that time. That spin-off was preceded by the spin-off in 1986 of North American Communications Corporation whereby shareholders of CSI received 1 share of NACC for each 2 shares of CSI. NACC was sold in 1988 for $29.10 per share in cash. If you purchased 100 shares of CSI in our initial public offering in 1981 and maintained your investment in our stock and the spun-off companies, today you own 450 shares of CSI and you have received a total of $9,631 in cash dividends and cash proceeds from the sales of HCC and NACC.

POSITIVE OUTLOOK FOR 2007

Overall we made solid progress during 2006 despite the challenges related to the JDL investigation and revenue recognition issues. As we look to build on the solid foundation we have established, we will continue to position ourselves to meet our customers' needs, drive profitable growth and create long-term shareowner value. We will also maintain the highest standards of corporate governance and business ethics. Perseverance under adverse conditions is one of the characteristics of good management. Thank you to all our employees for your support and actions.



We also thank you our shareowners for the continued trust you have placed in us.

Sincerely,

Jeffrey K. Berg

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COMMUNICATIONS SYSTEMS, INC.

213 South Main Street
Hector, Minnesota 55342
(320) 848-6231

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 21, 2007

Notice is hereby given that the Annual Meeting of Shareholders of Communications Systems, Inc. (the "Company") will be held at the Company's offices located at 6475 City West Parkway, Eden Prairie, Minnesota, on Thursday, June 21, 2007 beginning at 10:00 a.m., Central Daylight Time, for the following purposes:

1. To elect two (2) directors to hold office until the 2010 Annual Meeting of Shareholders or until their successors are elected.

2. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on April 27, 2007 as the record date for determination of shareholders entitled to notice of and to vote at the meeting.

By Order of the Board of Directors

Paul N. Hanson,
Secretary

Hector, Minnesota
May 21, 2007

If you expect to attend the Annual Meeting of Shareholders and are not familiar with the location of the Company's offices in Eden Prairie, Minnesota, we recommend you call 1-800-852-8662 and request that directions be sent to you by mail, email or fax.

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON. SHAREHOLDERS WHO ATTEND THE MEETING MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

COMMUNICATIONS SYSTEMS, INC.

PROXY STATEMENT

TABLE OF CONTENTS

COMMUNICATIONS SYSTEMS, INC.

PROXY STATEMENT

GENERAL INFORMATION

Information Regarding the Annual Meeting

This Proxy Statement is furnished to the shareholders of Communications Systems, Inc. ("CSI" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company to be voted at the Annual Meeting of Shareholders that will be held at the Company's offices at 6475 City West Parkway, Eden Prairie, Minnesota, on Thursday, June 21, 2007, beginning at 10:00 a.m., Central Daylight Time, or at any adjournment or adjournments thereof. The cost of this solicitation will be paid by the Company. In addition to solicitation by mail, officers, directors and employees of the Company may solicit proxies by telephone, telegraph or in person. The Company may also request banks and brokers to solicit their customers who have a beneficial interest in the Company's Common Stock registered in the names of nominees and will reimburse such banks and brokers for their reasonable out-of-pocket expenses.

Solicitation and Revocation of Proxies

Any proxy may be revoked at any time before it is voted by receipt of a proxy properly signed and dated subsequent to an earlier proxy, or by revocation of a proxy by written request or in person at the Annual Meeting. If not so revoked, the shares represented by such proxy will be voted by the persons designated as proxies in favor of the matters indicated. In the event any other matters that properly come before the meeting require a vote of shareholders, the shares represented by the proxies will be voted by persons named as proxies in accordance with their judgment on such matters. The Company's corporate offices are located at 213 South Main Street, Hector, Minnesota 55342, and its telephone number is (320) 848-6231. The mailing of this Proxy Statement to shareholders of the Company commenced on or about May 22, 2007.

Voting Securities and Record Date

The total number of shares outstanding and entitled to vote at the meeting as of April 27, 2007 consisted of 8,858,459 shares of $.05 par value Common Stock. Only shareholders of record at the close of business on April 27, 2007 will be entitled to vote at the meeting. Each share of Common Stock is entitled to one vote. Cumulative voting in the election of directors is not permitted. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at the Annual Meeting of Shareholders constitutes a quorum for the transaction of business.

Under Minnesota law, each item of business properly presented at a meeting of shareholders generally must be approved by the affirmative vote of the holders of a majority of the voting power of the shares present, in person or by proxy, and entitled to vote on that item of business. However, if the shares present and entitled to vote on any particular item of business would not constitute a quorum for the transaction of business at the meeting, then that item must be approved by holders of a majority of the minimum number of shares that would constitute such a quorum. Votes cast by proxy or in person at the Annual Meeting of Shareholders will be tabulated at the meeting to determine whether or not a quorum is present. Abstentions on a particular item of business will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining approval of the matter. For shares held in street name, if a broker indicates on the proxy that it does not have discretionary authority as to such shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter, but they are counted as present for the purpose of determining the presence of a quorum.

CORPORATE GOVERNANCE AND BOARD MATTERS

General

Our Board of Directors is committed to sound and effective corporate governance practices. We periodically review our governance policies and practices and compare them to those suggested by authorities in corporate governance and the practices of other public companies. We also review the provisions of the Sarbanes-Oxley Act of 2002, rules of the Securities and Exchange Commission (the "SEC") and listing standards of the American Stock Exchange ("AMEX") to ensure our continued compliance.

You can access our corporate governance charters and other related materials in the "Investor Resources" section of our website under "Corporate Governance" at http://www.commsystems.com or by writing to our Corporate Secretary at: Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55342, or by sending an e-mail to our Corporate Secretary at paulh@commsysinc.com.

The Board, Board Committees and Meetings

Meeting Attendance. Our Board of Directors meets regularly during the year to review matters affecting our Company and to act on matters requiring Board approval. Each of our directors is expected to make a reasonable effort to attend all meetings of the Board, applicable committee meetings and our annual meeting of shareholders. During 2006, the Board of Directors met five times. Each of our directors attended at least 75% of the meetings of the Board and committees on which he or she served. All of our directors attended our 2006 Annual Meeting of Shareholders.

Board Committees. Our Board of Directors has established the following committees: Audit, Compensation, Governance and Nominating, Finance and Executive. Only members of the Board serve on these committees. Following is information about each committee.

Audit Committee. The Audit Committee is responsible for the engagement, retention and replacement of the independent auditors, approval of transactions between the Company and a director or executive officer unrelated to service as a director or officer, approval of non-audit services provided by the Company's independent auditor, oversight of the Company's internal controls and the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters. Deloitte & Touche LLP, the Company's independent registered public accounting firm, reports directly to the Audit Committee. The Audit Committee operates under a formal charter that was most recently amended in 2004. Each of the members of the Audit Committee is independent as defined by SEC and AMEX listing standards. The current members of the Audit Committee are Edwin C. Freeman, Paul J. Anderson and Luella G. Goldberg and the Board of Directors has determined that Edwin C. Freeman qualifies as the Committee's financial expert. The Audit Committee met four times during 2006. The report of the Audit Committee is found on page 20.

Compensation Committee. The Compensation Committee is responsible for the overall compensation strategy and policies of the Company; reviews and approves the compensation and other terms of employment of the Company's chief executive officer and other executive officers, subject to final Board approval; oversees the establishment of performance goals and objectives for the Company's executive officers; administers the Company's incentive compensation plans; considers the adoption of other or additional compensation plans; and, provides oversight and final determinations with respect to the Company's 401(k) plan, employee stock ownership plan and other similar employee benefit plans. The Committee operates under a charter approved by the Board of Directors. The current members of the Compensation Committee are Gerald D. Pint, Chair, Edwin C. Freeman and Luella G. Goldberg. The Committee met one time(s) in 2006. The report of the Compensation Committee is found on page 18. Further information regarding the Compensation Committee is provided at page 9 below.

Governance and Nominating Committee. The Governance and Nominating Committee is responsible for reviewing the size and composition of the Board, identifying individuals qualified to become Board members, recommending to the Board of Directors nominees to be elected at the annual meeting of shareholders, reviewing the size and composition of the Board committees, facilitating Board self assessment and reviewing and advising regarding strategic direction and strategic management. The Committee operates under a charter approved by the Board. The current members of the Governance and Nominating Committee are Luella G. Goldberg, Gerald D. Pint and Paul J. Anderson. Each of the members of the Governance and Nominating Committee is independent under AMEX listing standards. The Committee met two times during 2006.

Finance Committee. The Finance Committee is responsible for reviewing and approving the Company's annual business plan and related operating budgets. The Finance Committee interfaces with the Compensation Committee with respect to implementing compensation policies that support the Company's annual business plan. The Finance Committee is also responsible for overseeing and making recommendations about the financial operating policies and procedures relating to matters such as investment of excess cash, management of accounts receivable and inventory, purchases of capital equipment, travel, and employee benefits and perquisites. The current members of the Committee are Wayne E. Sampson, Chair, Edwin C. Freeman, Curtis A. Sampson, and Randall D. Sampson. The Finance Committee met once during 2006.

Executive Committee. Pursuant to authorization in the bylaws, the Executive Committee has the authority to act on behalf of the Board of Directors and the Company with respect to matters requiring Board action that arise between meetings of the Board or otherwise as it has been authorized to act by the Board of Directors. The current members of the Committee are Edwin C. Freeman, Gerald D. Pint, Curtis A. Sampson and Wayne E. Sampson. While members of the Executive Committee were consulted informally during the year, this committee did not formally meet in 2006.

Director Independence

The Board of Directors has adopted director independence guidelines that are consistent with the definitions of "independence" set forth in Section 301 of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934 and listing standards of the American Stock Exchange (AMEX). In accordance with these guidelines, the Board of Directors has reviewed and considered facts and circumstances relevant to the independence of each of our directors and director nominees and has determined that each of the following directors qualifies as "independent" under AMEX listing standards: Paul J. Anderson, Edwin C. Freeman, Luella G. Goldberg and Gerald D. Pint. Directors Curtis A. Sampson, Randall D. Sampson and Wayne E. Sampson are not independent under AMEX listing standards. Curtis A. Sampson does not qualify as independent because he is Chairman and Chief Executive Officer of the Company; and, Randall D. Sampson and Wayne E. Sampson do not qualify as independent under the AMEX listing standards because each is an immediate family member (respectively, the son and brother) of Curtis A. Sampson, the Chief Executive Officer.

Selecting Nominees for Election to the Board

The Governance and Nominating Committee is the standing committee responsible for recommending to the full Board of Directors the nominees for election as directors at our annual shareholder meetings. In making its recommendations, the Committee reviews the composition of the full Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board, and works with management in attracting candidates with those qualifications. In making its recommendations, the Committee considers, among other things, relevant experience, integrity, ability to make independent analytical inquiries, understanding of the Company's business, relationships and associations related to the Company's business, personal health and a willingness to devote adequate time and effort to Board responsibilities, all in the context of an assessment of the perceived needs of the Company.

Although we have never received a submission in the past, the Governance and Nominating Committee will consider qualified candidates for director that are submitted by our shareholders. Shareholders can submit qualified candidates, together with appropriate biographical information, to the Governance and Nominating Committee at: Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55432. Submissions will be forwarded to the Governance and Nominating Committee for review and consideration. Any stockholder desiring to submit a director candidate for consideration at our 2008 Annual Meeting of shareholders must ensure that the submission is received by the Company no later than December 31, 2007 in order to provide adequate time for the Governance and Nominating Committee to properly consider the candidate. A shareholder wishing to formally nominate a director candidate should follow the procedure set forth below under the caption "Other Information – Shareholder Proposals for 2008 Annual Meeting – Shareholder Nominations."

Director Compensation

Compensation information paid to non-employee directors of the Company is set forth under the caption "Director Compensation" on page 19 herein.

Code of Ethics and Business Conduct

We have a Code of Ethics and Business Conduct (the "Code") applicable to all of the Company's officers, directors, employees and consultants that establishes guidelines for professional and ethical conduct in the workplace. The Code also contains a special set of guidelines applicable to the Company's senior financial officers, including the chief executive officer, principal financial officer, principal accounting officer, and others involved in the preparation of the Company's financial reports, that are intended to promote the ethical handling of conflicts of interest, full and fair disclosure in periodic reports filed by the Company and compliance with laws, rules and regulations concerning such periodic reporting. A copy of the Code is available on the "Investor Resources" page of our website at http://www.commsystems.com/ under "Corporate Governance" and is also available, without charge, by writing to the Company's Corporate Secretary at: Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55342.

Contacting the Board of Directors

Any shareholder who desires to contact our Board of Directors may do so by writing to the Board of Directors, generally, or to an individual director at Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55342. Communications received electronically or in writing are distributed to the full Board of Directors, a committee or an individual director, as appropriate, depending on the facts and circumstances described in the communication received. By way of example, a complaint regarding accounting, internal accounting controls or auditing matters will be forwarded to the Chair of the Audit Committee for review. Complaints and other communications may be submitted on a confidential or anonymous basis.

ELECTION OF DIRECTORS

The Board of Directors is presently comprised of seven director positions, divided into three classes, with each class of directors serving staggered three-year terms. Upon the recommendation of the Governance and Nominating Committee, the Board of Directors has nominated and recommends that the Company's shareholders elect, Gerald D. Pint and Curtis A. Sampson, each of whom currently serves as a director, for three-year terms expiring in 2010. The Board of Directors believes that each nominee will be able to serve as a director, however, should a nominee be unable to serve, the persons named in the proxies have advised that they will vote for the election of such substitute nominee as the Governance and Nominating Committee may recommend and the Board of Directors may propose.

Information regarding the nominees and other directors filling unexpired terms is set forth on the following page, including information regarding their principal occupations currently and for the preceding five years. Ownership of Common Stock of the Company is given as of April 27, 2007. To the best of the Company's knowledge, unless otherwise indicated below, the persons indicated possess sole voting and investment power with respect to their stock ownership.

Name and Age	Principal Occupation and other Directorships	Director Since	Year Current Term Expires	Amount of Common Stock Ownership	Percent of Outstanding Common Stock
Nominees proposed for Election for Terms Expiring in 2010					
Gerald D. Pint (71)	Telecommunications consultant since September 1993. Prior thereto, Group Vice President, Telecom Systems Group, 3-M Company, 1989-1993. Director of Inventronics Ltd. (telecommunications equipment company).	1997	2007	29,000(1)	*
Curtis A. Sampson† (73)	Chairman of the Board and Chief Executive Officer of the Company; Chairman of the Board, Canterbury Park Holding Corporation (thoroughbred racing and card club wagering).	1969	2007	1,621,136(2)	18.19%
Directors Serving Unexpired Terms					
Edwin C. Freeman (51)	Vice President and General Manager, Bro-Tex, Inc. (paper and cloth wiper products, and fiber product recycler) since March 1992.	1988	2008	39,367(3)	*
Luella G. Goldberg (70)	Trustee, University of Minnesota Foundation since 1975; Chair, from 1996 to 1998. Trustee Emerita of Wellesley College since 1996. Member, Carlson School Board of Overseers, University of Minnesota, since 1979. Director, TCF Financial Corporation, ING Group and Hormel Foods Corporation.	1997	2008	32,000(1)	*
Randall D. Sampson† (49)	Chief Executive Officer of Canterbury Park Holding Corporation (thoroughbred racing and card club wagering).	1999	2008	86,824(4)	*
Paul J. Anderson (75)	Private Investor.	1975	2009	162,118(5)	1.81%
Wayne E. Sampson† (77)	Management consultant.	1981	2009	495,854(6)	5.55%

† W.E. Sampson and C.A. Sampson are brothers, and R.D. Sampson is the son of C.A. Sampson.
* Indicates less than one percent ownership.

Footnotes for this table are on page 6.

(1) Includes 28,000 shares that may be purchased pursuant to currently exercisable stock options.

(2) Includes 1,094,785 shares owned by Mr. Curtis A. Sampson directly, 16,323 shares owned by his spouse, as to which beneficial ownership is disclaimed, 624 shares held by the Sampson Family Foundation, a charitable foundation of which Mr. Sampson is the sole trustee, 56,000 shares which may be purchased within 60 days from the date hereof pursuant to outstanding stock options, and 453,404 shares owned by the Communications Systems, Inc. Employee Stock Ownership Plan ("CSI ESOP") of which Mr. Sampson is a Trustee. Mr. Sampson disclaims any beneficial ownership of shares owned by the CSI ESOP in excess of the 28,111 shares allocated to his CSI ESOP account as of December 31, 2006.

(3) Includes 9,267 shares owned by Mr. Freeman directly, 2,100 shares owned by his spouse, as to which beneficial ownership is disclaimed, and 28,000 shares that may be purchased pursuant to currently exercisable stock options.

(4) Includes 37,524 shares owned by Mr. Sampson directly, 28,300 shares owned by his spouse and children, and 21,000 shares that may be purchased pursuant to currently exercisable stock options.

(5) Includes 104,309 shares owned by Mr. Anderson directly, 29,809 shares owned by his spouse and 28,000 shares that may be purchased pursuant to currently exercisable stock options.

(6) Includes 14,150 shares owned by Mr. Wayne Sampson directly, 300 shares owned by his spouse, as to which beneficial ownership is disclaimed, 453,404 shares owned by the CSI ESOP, of which Mr. Sampson is a Trustee, and 27,000 shares which may be purchased pursuant to currently exercisable stock options. Mr. Sampson disclaims any beneficial ownership of the shares owned by the CSI ESOP.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ON PAGE 5.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Summary Ownership Table

The following table sets forth sets forth certain information with respect to the Company's Common Stock beneficially owned by: (i) each person known by the Company to own of record or beneficially five percent (5%) or more of the Company's Common Stock, (ii) each Named Executive Officer listed under "Executive Compensation and Other Information," and (iii) all officers and directors of the Company as a group, in each case based upon information available as of April 27, 2007 (unless otherwise noted). Stock ownership information for each of the Company's directors is presented under "Proposal One: Election of Directors."

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Curtis A. Sampson †	1,621,136 (1)	18.19%
FMR Corp. 82 Devonshire Street Boston, MA 02109	688,881 (2)	7.78%
Gabelli Asset Management Inc. One Corporate Center Rye, NY 10580-1435	547,000 (3)	6.17%
John C. Ortman 1506 17th Street Lawrenceville, IL 62439	543,350	6.13%
Putnam, LLC One Post Office Square Boston, MA 02109	497,856 (4)	5.62%
Paul N. Hanson † 213 South Main Street Hector, MN 55342	562,014 (5)	6.32%
Wayne E. Sampson † 213 South Main Street Hector, MN 55342	495,854 (5)	5.55%
Jeffrey K. Berg †	56,987 (6)	*
Daniel G. Easter †	6,755 (7)	*
David T. McGraw †	3,579 (8)	*
All directors and executive officers as a group (16 persons)	2,414,978 (10)	26.25%

* Indicates less than one percent ownership.

† A Director and/or a Named Executive Officer of the Company.

(1) See footnote 7 under "Proposal One: Election of Directors."

(2) Based upon the Schedule 13G/A filed by FMR Corp. with the Securities and Exchange Commission on February 14, 2005. The aggregate number of shares listed are owned by Fidelity Low Priced Stock Fund, an investment company of Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp.

(3) The aggregate number of shares listed are held by the following entities, which are deemed to be controlled, directly or indirectly, by or affiliated with Gabelli Asset Management Inc., as reported on the most recent Schedule 13D/A filed with the Securities and Exchange Commission on November 13, 2003: Gabelli Funds, LLC, GAMCO Investors, Inc. and MJG Associates, Inc.

(4) The aggregate number of shares listed above are held by Putnam, LLC and Putnam Advisory Company, LLC, a wholly-owned subsidiary of Putnam, LLC, as reported on the most recent Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2003.

(5) Includes 1,411 shares owned by Mr. Hanson's spouse, as to which beneficial ownership is disclaimed, 28,000 shares which may be purchased within 60 days from the date hereof pursuant to outstanding stock options, 453,404 shares owned by the CSI ESOP, of which Mr. Hanson is a Trustee. Mr. Hanson disclaims any beneficial ownership of shares owned by the CSI ESOP in excess of the 14,498 shares allocated to his CSI ESOP account as of December 31, 2006.
(6) Includes 41,000 shares deemed outstanding pursuant to options exercisable within sixty days.
(7) Includes 6,600 shares deemed outstanding pursuant to options exercisable within sixty days.
(8) Includes 13,700 shares deemed outstanding pursuant to options exercisable within sixty days.
(9) Includes 24,100 shares deemed outstanding pursuant to options exercisable within sixty days.
(10) Includes 1,542,857 shares owned by officers and directors as a group directly, 78,867 shares held by their respective spouses and children, 339,850 shares that may be purchased by directors and officers within sixty days from the date hereof pursuant to outstanding stock options, 453,404 shares owned by the CSI ESOP. Messrs. Curtis A. Sampson, Wayne E. Sampson and Paul N. Hanson serve as Trustees of the CSI ESOP; however, except for shares allocated to their respective accounts, Messrs. W. Sampson, C. Sampson and P. Hanson disclaim beneficial ownership of the shares held by the ESOPs.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company' officers, directors and beneficial holders of 10% or more of the Company' securities are required to file reports of their beneficial ownership with the Securities and Exchange Commission on Forms 3, 4 and 5. According to the Company's records, all reports required to be filed during this period pursuant to Section 16(a) were timely filed.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Discussion and Analysis

This section of the proxy statement is intended to provide a framework within which to understand the actual compensation paid to or earned by the following executive officers for 2006 (referred to as the "Named Executive Officers"):

- Curtis A: Sampson, the Company's Chairman and Chief Executive Officer
- Paul N. Hanson, the Company's Vice President of Finance and Chief Financial Officer
- Jeffrey K. Berg, the Company's President and Chief Operating Officer
- Daniel G. Easter, President and General Manager of Transition Networks, Inc.
- David T. McGraw, President and General Manager, Suttle Apparatus Corporation

The 2006 compensation of the Named Executive Officers is reported in the compensation tables and accompanying narrative information that appear below beginning at page 15.

Role of the Compensation Committee and the Board

A primary responsibility of the Compensation Committee appointed by the Company's Board of Directors is to review and approve the compensation and other terms of employment of the Company's Chief Executive Officer, other executive officers and other key employees. The Compensation Committee carries out its responsibilities pursuant to a written charter adopted by the Board. The Compensation Committee's charter is available on the Company's website, www.commsystems.com , by following the "Investor Resources" link to the "Corporate Governance" link under which there is a link to "Committee Composition and Committee Charters."

The charter of the Compensation Committee requires that the Committee consist of no fewer than two board members who are not employees of or consultants to the Company and otherwise independent of the management of the Company and free of any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment as a Committee member. The charter also requires and, on an annual basis the Company's Board of Directors determines, that each member of the Compensation Committee be:

- "independent" as defined by the American Stock Exchange;
- a "non-employee director" under Section 16b-3 of the Securities Exchange Act of 1934, and
- an "outside director" requirements of Section 162(m) of the Internal Revenue Code.

Under the Compensation Committee's charter, the Committee has the authority to retain, at the Company's expense, such independent counsel or other advisers as it deems necessary to carry out its responsibilities. Additional information regarding the primary responsibilities of the Compensation Committee and its current members is provided above under the caption "Corporate Governance and Board Matters – the Board, Board Committees and Meetings."

The Board retains the authority to modify compensation strategy and policies as it determines in its discretion, to give final approval to the compensation and other terms of employment of the Company's Chief Executive Officer, and to review and, if appropriate, to adopt the recommendation of the Compensation Committee regarding the compensation of Named Executive Officers. The Board of Directors accepted and approved the recommendation of the Compensation Committee in 2006 with respect to compensation of the Company's Chief Executive Officer and the other Named Executive Officers. Two of the three directors serving on the Compensation Committee also serve on the Board's Governance and Nominating Committee, which also reviews the performance of the Company's Chief Executive Officer, so that these individuals have the benefit of the Governance and Nominating Committee's evaluation in setting the Chief Executive Officer's compensation.

Development of the Company's Current Compensation Structure

Prior to 2004, compensation of the Company's executive officers consisted of a mix of base salary, bonuses, incentive stock option grants, contributions to the Company's Employee Stock Ownership Plan and matching contributions to the Company's 401(k) Plan. Beginning in 2004, with the assistance of an independent compensation consulting firm, Denarius Human Resources, Inc. ("DHR"), the Compensation Committee recommended, and the Board of Directors approved, changes in the structure of the compensation of our executives, including a transition away from providing incentive compensation in the form of stock option awards to cash incentive compensation based on long-term performance and greater emphasis on quantitative information in determining incentive compensation. Specifically, effective January 1, 2004 the Company implemented its Performance Unit Plan ("PUP Plan"), which is explained in detail below, that provides the opportunity for executive officers, including the Named Executive Officers, to receive cash incentive compensation at the conclusion of multi-year performance measurement periods. At that time it was also determined that the Compensation Committee would make option grants in the first quarter of 2004 to executive officers and other key employees consistent with past practice while simultaneously evaluating whether stock options, or any other type of equity compensation, was the best means by which to align the interests of management with the interests of stockholders and to motivate long-term performance. In December 2004, the Committee determined it would continue to evaluate various cash and equity forms of incentive compensation other than incentive stock option grants, but as a transitional measure made final option grants in December 2004 (approximately one-third the level of typical annual grants) in anticipation of implementing a different form of long-term incentive compensation.

During 2005 the Compensation Committee considered whether any form of incentive compensation in the form of stock option awards or stock grants were a meaningful incentive for the Company's executive officers and whether any such equity awards were the most effective way to align executive officer compensation with motivating superior performance. The Compensation Committee also considered that option grants after January 1, 2006 would be valued, pursuant to Financial Accounting Standards Board Opinion 123R, under the fair value method, and this amount would be charged to earnings. See "Accounting and Tax Considerations" below. Following this evaluation, the Company determined that its PUP Plan better achieved the Company's goal of providing effective incentives for attaining superior financial performance. Accordingly, in 2005 the Committee decided to forego providing any form of equity based incentive compensation and increased proportionately the potential opportunity to earn cash incentive compensation under the PUP Plan.

As a result, total compensation paid to executive officers currently consists of the following material elements:

- base salary,
- eligibility for bonus compensation,
- eligibility for long-term cash incentive compensation under the PUP Plan,
- contributions to the Company's Employee Ownership Plan (ESOP), and
- matching grants under the Company's 401(k) Plan.

Use of Consultants, Market Data and Other Information Used to Determine Compensation

As discussed above, the Compensation Committee used DHR to restructure its approach to compensation generally, and executive compensation in particular, for the 2004 fiscal year and again for the 2005 fiscal year. DHR also provided information for 2004 and 2005 compensation determinations regarding compensation of executives in similar positions in companies of similar size and made recommendation, that were adopted by the Committee, regarding appropriate compensation levels for the Company's employees at various levels of responsibility and in regard to how total compensation at various levels should be allocated to the various components (e.g., base salary, bonus, and compensation under the PUP Plan). The Company did not utilize a compensation consultant in regard to compensation planning or individual compensation determinations during 2006.

In setting compensation, the Compensation Committee often uses surveys of executive compensation that provide information regarding companies of a similar size in comparable industries as a basis for determining competitive levels of overall cash compensation. However, in setting compensation for 2004 to 2006, the Compensation Committee used information supplied by DHR in 2003 and 2004.

In determining compensation for Named Executive Officers, the Committee solicits advice from the Company's Chief Executive Officer, Mr. Curtis A. Sampson, the Company's Chief Operating Officer, Mr. Jeffrey K. Berg, the Company's Chief Financial Officer, Mr. Paul N. Hanson, and the Company's Director of Human Resources. Mr. Curtis A. Sampson participated in deliberations of the Compensation Committee that occurred during fiscal 2006 regarding executive compensation, including compensation of the other Named Executive Officers, but did not take part in deliberations regarding his own compensation. Mr. Jeffrey Berg participated in deliberations of the Compensation Committee that occurred during fiscal 2006 regarding executive compensation, including compensation of the other Named Executive Officers, but did not take part in deliberations regarding his own compensation. Mr. Hanson and the Director of Human Resources participated in the deliberations of the Compensation Committee in regard to fiscal 2006 executive compensation, including compensation of Mr. Easter and Mr. McGraw, but did not take part in deliberations regarding their respective compensation. Mr. Sampson's, Mr. Berg's and Mr. Hanson's participation in deliberations of the Compensation Committee included providing information regarding the responsibilities and performance of our employees and recommendations regarding the appropriate levels of compensation.

Compensation Philosophy and Objectives of Compensation Program

The Company's philosophy with respect to the compensation of the Company's executive officers, including the Named Executive Officers, is based upon the following objectives:

- Establish compensation at levels that will attract, retain and motivate executives that possess superior leadership and management abilities; and
- Structure the forms of compensation paid in order that their interests will be closely aligned with Company's in achieving superior financial performance.

With these objectives in mind, it has been our practice to provide a mix of base salary, annual bonuses and long-term incentive compensation, in addition to contributions to the Company's retirement plans which are available to all employees of the Company. Since 2004 the Compensation Committee has set base salary at approximately 35% to 60% of the total potential amount an executive officer can earn, with cash bonuses and the value of awards under the Company's long-term incentive compensation programs comprising the primary remaining elements. The Compensation Committee believes these forms of compensation provide an appropriate combination of fixed and variable pay and incentives for short term operational performance balanced with incentive to achieve long-term growth in the Company's revenues and profitability.

Elements of Executive Officer Compensation

Base Salaries. Base salaries of the Company's executive officers are generally established by reference to average base salaries paid to executives in similar positions with similar responsibilities which information for years 2004 and 2006 was supplied by DHR. Base salaries are reviewed annually in December of each year and adjustments are made effective as of January 1 of the following year. In addition to seeking to offer compensation that is competitive, consideration is given by the Compensation Committee to both measurable financial factors, as well as subjective judgments regarding factors such as development and execution of strategic plans, changes in areas of responsibility, potential for assuming greater responsibility and the development and management of employees. The Compensation Committee does not, however, assign specific weights to these various quantitative and qualitative factors in reaching its decisions.

Bonuses. Cash bonuses are intended to provide executive officers with an opportunity to receive additional cash compensation, but only if justified by superior financial performance. The performance measures used to determine bonuses for each executive officer are revenue (weighted 25%), profit (weighted 65%), average age of receivables (weighted 5%) and inventory turns (weighted 5%). The bonus paid to those officers leading the entire enterprise, rather than a specific business unit, including the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer (the "Corporate Officers"), is determined based on applying these performance measures to the Company's consolidated performance. The bonus paid to business unit leaders is based on their respective business unit's performance under each of these performance measures. The potential target amount of an executive officer's bonus is a percentage of base pay ranging from 25% to 70%. Prior to the beginning of each year a target bonus opportunity is established for each executive officer, and, based on the Company's budget, targets for revenue, profit, average age of receivables and inventory turns are established by the Committee in its discretion for each quarter and for the entire year. One half of each executive officer's bonus is determined based upon how well actual quarterly results of the entire enterprise or the business unit, as applicable, in the four areas being measured compare to the quarterly targets for these performance measures, and one half of each executive officer's bonus is determined based upon how well twelve month results of the entire enterprise or the business unit, as applicable, in the four areas being measured compare to the annual targets for these performance measures. Accordingly, at the end of each of the four quarters quarterly results are evaluated in comparison to targets under each of the four performance measures described above and bonuses are determined as follows: for Corporate Officers, a bonus is paid with respect to a performance measure if quarterly performance on a consolidated basis is at least 60% of the target for that performance measure, and for business unit leaders a bonus is paid with respect to a performance measure if quarterly performance of the business unit is at least 80% of the target for that performance measure. Similarly, following the end of the year, twelve month results are evaluated in comparison to annual targets under each of the four performance measures described above and bonuses are determined as follows: for Corporate Officers, a bonus is paid with respect to a performance measure if annual performance on a consolidated basis is at least 60% of the annual target for that performance measure, and for business unit leaders a bonus is paid with respect to a performance measure if annual performance of the business unit is at least 80% of the target for that performance measure. The bonus plan may be changed, suspended, or terminated at any time in the discretion of the Board of Directors.

Performance Unit Plan. As discussed above, the Company offers executive officers the opportunity to earn long-term cash incentive compensation under its Performance Unit Plan (PUP Plan) that was implemented January 1, 2004 and amended effective January 1, 2006. Since 2004 the performance measure selected to reward superior long term performance under the PUP Plan has been return on total assets less cash and cash equivalents ("Return on Assets") as it is regarded as an important measure of whether management is building shareholder value. Under the PUP Plan, executive officers receive awards at the beginning of each even numbered year (e.g., 2004, 2006, etc.) that cover a four year performance period. The potential value of each award is determined based on the executive's position, and in each case the award represents the opportunity to earn cash incentive compensation if financial performance as measured by actual Return on Assets is attained within a range of specified Return on Assets goals that the Committee regards as superior financial performance for each of the four years. Accordingly, each award includes an annual "threshold" Return on Assets goal, an annual "target" Return on Assets goal and an annual "maximum" Return on Assets goal for each of the four years covered by the award. Under the PUP Plan, the Corporate Officers earn the right to incentive compensation if Return on Assets on a consolidated basis falls within the threshold goal and the maximum goal. Leaders of business units earn the right to receive incentive compensation based on both their respective business units achieving at least the threshold Return on Assets goal for that unit (weighted 77%) and the consolidated enterprise achieving at least the threshold Return on Assets goal established for the enterprise (weighted 23%). Return on Assets goals are set by the Committee in its discretion, and different goals are set for the entire enterprise and each business unit based on unique factors applicable to each. Annually, following the completion of the fiscal year, achievement of the Return on Assets goals is measured for each participant and to the extent actual Return on Assets falls within the range of goals applicable to that participant, the participant is deemed to have earned the level of compensation that corresponds to that level of achievement. However, payment of the amount earned during the first three years of the award is deferred to the end of the four year period of the award, and at the end of the four year period participating employees receive cash payments earned over all four years. Participating employees that resign before the termination of a four year performance period forfeit any entitlement to cash payments for that period.

Retirement Plans. The Company has established an Employee Stock Ownership Plan and Trust (ESOP) and Savings Plan and Trust (401K Plan). Executive officers, including the Named Executive Officers, participate in the ESOP and 401K Plan on the same basis as all other employees of the Company. Under the ESOP, the Company makes contributions on an annual basis to the ESOP to enable it to purchase a block of Company Stock which is then allocated to all eligible employees based on their compensation as a percentage of total payroll. Under the 401K Plan, the Company matches 50% of each employee's contribution to the 401k Plan up to the first 6% the employee may contribute as a percentage of his or her compensation.

Other Compensation. The Company does not offer forms of compensation other than those described above. In particular the Company does not provide for personal benefits or perquisites ("perks") as a significant element of compensation of the Named Executive Officers, in particular, or employees of the Company generally.

2006 Base Salary Determinations

In December 2005, based on the principles and process described above, and subjective factors applicable to each individual, the Compensation Committee set the annual 2006 base salaries of each of the Named Executive Officers effective as of January 1, 2006 as follows:

Named Executive Officer	2006 Base Salary	% Increase from 2005 Base Salary
Curtis A. Sampson (1)	$212,500	2.9%
Paul N. Hanson (1)	96,000	5.5%
Jeffrey K. Berg	250,000	5.5%
Daniel G. Easter	192.400	4.0%
David T. McGraw	180,000	5.9%

(1) From January 1, 2006 to November 3, 2006 Mr. Sampson and Mr. Hanson divided their working time between the Company and providing services for Hector Communications Corporation (HCC) as, respectively, the Chief Executive Officer and Vice President of Finance. On November 3, 2006, HCC was acquired and Messrs. Sampson and Hanson ceased their employment with HCC. Since November 3, 2006 there has been no adjustment to Mr. Sampson's compensation; Mr. Hanson's base compensation was increased to $150,000 effective January 1, 2007 to reflect his assuming full time responsibilities at the Company.

2006 Cash Bonuses

As discussed above, bonuses are earned and paid in part based on quarterly performance and in part based on annual performance. Based on quarterly and full year 2006 results and applying the principles described above, the Named Executive Officers received the aggregate bonuses respectively indicated for 2006 financial performance:

Named Executive Officer	2006 Cash Bonus	2006 Cash Bonus Amount as a Percentage of 2006 Base Salary	Target Bonus Opportunity as a Percentage of Base Salary
Curtis A. Sampson	$119,267	56.1%	70%
Paul N. Hanson	$38,847	40.5%	50%
Jeffrey K. Berg	$110,248	44.1%	55%
Daniel G. Easter	$83,019.	43.1%	50%
David T. McGraw	$89,018	49.5%	50%

The total amount of bonuses paid to the Named Executive Officers for 2006 performance was $440,399 as compared to aggregate cash bonuses of $1,199,726 paid to all other employees for 2006 performance.

Long Term Cash Incentive Compensation

In 2006 the Named Executive Officers earned the right, under the Company's PUP Plan, to receive cash compensation under awards for four year periods beginning January 1, 2004 (the 2004-2007 Phase) and January 1, 2006 (the 2006-2009 Phase). The following table presents the amounts earned in 2006 under the 2004-2007 Phase and the 2006-2009 Phase:

Named Executive Officer	PUP Plan Phase	Total Amount Earned for 2006 (1)	Performance Measure: Threshold to Maximum Return on Assets Range	2006 Return on Assets Attained
Curtis A. Sampson	2004-2007	$ 37,980	9.6% to 18% (2)	10.1%
	2006-2009	58,289	9.6% to 18% (2)	10.1%
Paul N. Hanson	2004-2007	9,231	9.6% to 18% (2)	10.1%
	2006-2009	13,166	9.6% to 18% (2)	10.1%
Jeffrey K. Berg	2004-2007	33,528	9.6% to 18% (2)	10.1%
	2006-2009	55,388	9.6% to 18% (2)	10.1%
Daniel G. Easter	2004-2007	19,514	21.6% to 40.5% (3)	23.4%
	2006-2009	26,957	21.6% to 40.5% (2)	23.4%
			9.6% to 18% (3)	10.1% (5)
David T. McGraw	2004-2007	18,726	20% to 37.5% (4)	25%
	2006-2009	29,221	20% to 37.5% (2)	25%
			9.6% to 18% (4)	10.1% (5)

(1) The respective amounts indicated will not be paid until the completion of the Phase respectively indicated.
(2) Performance measure range based on the Company's consolidated Return on Assets.
(3) Performance measure range based on Transition Network, Inc.'s Return on Assets.
(4) Performance measure range based on Suttle's Return on Assets.
(5) Amount earned for 2006 for achieving this level of business unit performance accounted for 77% of total amount earned for the 2006-2009 Phase in 2006 and 23% of the total amount earned for the 2006-2009 Phase was attributable to the Company's consolidated Return on Assets.

Post-Employment Compensation

All of the Named Executive Officers serve as employees at-will and, except for Mr. Paul N. Hanson, the Company's Chief Financial Officer, the Company is not a party to any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment to any Named Executive Officer, at, following, or in connection with any termination of employment or change-in-control of the Company. Under a contract dated November 27, 1988, if Mr. Hanson's employment is terminated within 36 months following a change of control other than for cause or he terminates his employment due to a reduction of his compensation or responsibilities or other adverse change in terms of his employment, Mr. Hanson is entitled to receive 2.99 times the average of his compensation over the five preceding years (as reported for tax purposes). If a change of control had occurred at December 31, 2006 and payment under the November 27, 1988 contract was triggered in connection with the termination of Mr. Hanson's employment following the change in control, Mr. Hanson would receive $351,648, which equals 2.99 times $117,608, the average of his compensation for the five years ended December 31, 2006.

Accounting and Tax Considerations

In determining the compensation policies, programs and actions to be taken by us with respect to executive compensation, the Compensation Committee considers the impact of accounting rules, securities rules and tax rules, including the requirements of Section 162(m) of the Internal Revenue Code that allows us an income tax deduction for certain compensation exceeding $1,000,000 paid in any taxable year to named executive officers. We have not been limited in our deduction for compensation expenses under Section 162(m) of the Internal Revenue Code in 2006 or in any prior fiscal year.

The Company's stock option grant policies have been impacted by the implementation of Statement of Financial Accounting Standards No. 123, Share-Based Payment ("SFAS 123R"), which we adopted on January 1, 2006. Under this accounting pronouncement, we are required to value unvested stock options granted prior to January 1, 2006 under the fair value method and to use the fair value method when valuing equity-based compensation granted following the adoption of SFAS 123R. The value of this equity-based compensation is recorded as an expense in the Company's income statement over the stock option's remaining vesting period or vesting period of the restricted stock.

Summary Compensation Table

The following table presents information concerning compensation earned for services in all capacities during the fiscal year for (i) Curtis A. Sampson, who served as the Company's Chief Executive Officer in 2006; (ii) Paul N. Hanson, who served as the Company's Chief Financial Officer in 2006; and (iii) the three other most highly compensated executive officers of the Company whose total compensation was at least $100,000, less the amount representing the change in pension value and nonqualified deferred compensation earnings (together referred to as the "Named Executive Officers").

Name and Position	Year	Salary ($)	Bonus ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Curtis A. Sampson[4] Chairman and Chief Executive Officer	2006	212,500	119,267	96,269	6,151	434,187
Paul N. Hanson[4] Chief Financial Officer	2006	96,000	38,487	22,397	8,590	165,474
Jeffrey K. Berg President and Chief Operating Officer	2006	250,000	110,248	88,916	12,751	461,915
Daniel G. Easter President and General Manager Transition Networks, Inc.	2006	192,400	83,019	46,471	6,151	328,041
David T. McGraw President and General Manager Suttle Apparatus	2006	180,000	89,018	47,947	12,751	329,716

(1) Represents bonuses paid to the Named Executive Officers under the bonus program described above which were accrued in the Company's 2006 financial statements.

(2) The amounts were earned in 2006 for services performed in 2006 and were accrued in the Company's 2006 financial statements, but will not be paid until after applicable award periods end and are subject to forfeiture.

(3) The following table sets forth all other compensation by type:

Name	CSI Contributions To Defined Contribution Plan[a]	CSI Qualifying Non-Elective Contribution to Defined Contribution Plan[b]	Total
Curtis A. Sampson	6,151	--	6,151
Paul N. Hanson	4,392	4,198	8,590
Jeffrey K. Berg	6,151	6,600	12,751
Daniel G. Easter	6,151	--	6,151
David T. McGraw	6,151	6,600	12,751

(a) Employee Stock Ownership Plan and Trust.

(b) Company match of employee contribution to the Savings Plan and Trust.

(4) From January 1, 2006 to November 3, 2006 Mr. Sampson and Mr. Hanson divided their working time between the Company and providing services for Hector Communications Corporation (HCC) as, respectively, the Chief Executive Officer and Vice President of Finance. On November 3, 2006, HCC was acquired and Messrs. Sampson and Hanson ceased their employment with HCC. Since November 3, 2006 there has been no adjustment to Mr. Sampson's compensation; Mr. Hanson's base compensation was increased to $150,000 effective January 1, 2007 to reflect his assuming full time responsibilities at the Company.

Grants of Plan-Based Awards in 2006

The following table sets forth certain information concerning the amount of cash compensation that may be earned in 2007, 2008 and 2009 under awards granted to the Named Executive Officers under the Company's Performance Unit Plan (PUP Plan). The Named Executive Officers may earn cash incentive compensation in 2007 under the four year award granted in 2004. In addition, the Named Executive Officers may earn cash compensation in 2007, 2008 and 2009 under the four year award granted in 2006. Amounts earned for 2006 and earlier years under each of these four year awards are reported above or reported in earlier proxy statements. The Company did not grant any awards of stock or stock options in 2006 to the Named Executive Officers.

Name	Year Award Granted	Year In Which Payment May Be Earned(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
			Threshold ($)	Target ($)	Maximum ($)
Curtis A. Sampson	2004	2007	36,000	45,000	67,500
	2006	2007	55,250	69,063	103,594
	2006	2008	55,250	69,063	103,594
	2006	2009	55,250	69,063	103,594
Paul N. Hanson	2004	2007	8,750	10,937	16,406
	2006	2007	23,500	29,375	44,062
	2006	2008	23,500	29,375	44,062
	2006	2009	23,500	29,375	44,062
Jeffrey K. Berg	2004	2007	31,780	39,725	59,588
	2006	2007	52,500	65,625	98,437
	2006	2008	52,500	65,625	98,437
	2006	2009	52,500	65,625	98,437

Daniel G. Easter	2004	2007	18,000	22,500	33,750
	2006	2007	24,118	30,148	45,222
	2006	2008	24,118	30,148	45,222
	2006	2009	24,118	30,148	45,222
David T. McGraw	2004	2007	15,000	18,750	28,125
	2006	2007	22,558	28,197	42,296
	2006	2008	22,558	28,197	42,296
	2006	2009	22,558	28,197	42,296

(1) Under the PUP Plan, payment of the amount earned during the first three years of the award is deferred to the end of the four year period of the award, and at the end of the four year period participating employees receive cash payments earned over all four years. Participating employees that resign before the termination of a four year performance period forfeit any entitlement to cash payments for that period.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning equity awards outstanding to the Named Executive Officers at December 31, 2006.

Option Awards

Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Option Exercise Price ($) (2)	Option Expiration Date (3)
Curtis A. Sampson	18,000	9.24	3/11/2007
	18,000	7.85	3/07/2008
	28,500	9.52	3/15/2009
	9,500	12.82	12/20/2009
Paul N. Hanson	12,000	8.48	3/11/2007
	12,000	7.14	3/07/2008
	12,000	8.65	3/15/2009
	4,000	11.65	12/20/2009
Jeffrey K. Berg	7,400	8.48	3/11/2007
	5,000	7.14	3/07/2008
	27,000	8.65	3/15/2009
	9,000	11.65	12/20/2009
Daniel G. Easter	3,300	8.65	3/15/2009
	3,300	11.65	12/20/2009
David T. McGraw	2,600	7.14	3/07/2008
	8,100	8.65	3/15/2009
	3,000	11.65	12/20/2009

(1) At December 31, 2006 all stock options were fully exercisable.
(2) Option price equal to fair market value on date of grant, except for Mr. Sampson's option price which is 110% of the fair market value on the grant date because of incentive stock option rules applicable to holders of more than 10% of a company's stock.
(3) The expiration date of each option is five years following the date of grant.

2006 Options Exercises and Stock Vested

The following table sets forth certain information concerning options exercised and vesting of stock awards during fiscal 2006 by the Named Executive Officers. The Named Executive Officers have not been granted stock awards.

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($) (1)**
Curtis A. Sampson	15,000	$40,500
Paul N. Hanson	10,500	38,850
Jeffrey K. Berg	—	—
Daniel G. Easter	—	—
David T. McGraw	—	—

(1) Represents the difference between the exercise price and the fair market value of the Company's Common Stock on the date of exercise.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the section of this proxy statement entitled Compensation Discussion and Analysis (the "CD&A") for the year ended December 31, 2006 with management. In reliance on the reviews and discussions referred to above, the Compensation Committee recommended to the Board that the CD&A be included in the proxy statement for the 2007 Annual Meeting of Shareholders for filing with the Securities and Exchange Commission.

Submitted by the Compensation Committee of the Board of Directors

Gerald D. Pint, Chair   Edwin C. Freeman   Luella Gross Goldberg

THE PRECEDING REPORT SHALL NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS PROXY STATEMENT INTO ANY FILING UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT") OR THE SECURITIES EXCHANGE ACT OF 1934 (THE "1934 ACT"), EXCEPT TO THE EXTENT CPHC SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE, AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER THE 1933 ACT OR THE 1934 ACT.

DIRECTOR COMPENSATION

Each non-employee member of the Board of Directors is currently paid a monthly fee of $1,000 plus $1,400 for each Board meeting attended and $1,200 for Board Committee meeting attended in person and $500 for each Board or committee meeting attended by phone. In addition, the chairs of each of the standing committees of the Board (Ms. Goldberg; Messrs. Freeman, Pint and W. Sampson) receive an annual fee of $1,000, and Messrs. Freeman, Pint and W. Sampson each receive a monthly retainer of $250 for serving on the Board's Executive Committee.

Under the Company's Stock Plan, upon their election to the Board, each non-employee director receives an option to purchase 3,000 shares of the Company's Common Stock on the date of the Company's annual shareholder's meeting. All such options granted to non-employee directors vest six months after the date of grant and are exercisable over a ten-year period. The purchase price of the shares of Common Stock which may be acquired upon exercise of such options is the fair market value of such shares on the date the options are granted.

Curtis A. Sampson, the Company's Chief Executive Officer, receives no additional compensation for his service on the Board.

The following table shows for 2006, the cash and other compensation paid by us to each of the Company's Board members:

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)	Option Awards ($) (2)	All Other Compensation ($)	Total ($)
Paul J. Anderson	24,100	--	8,500	--	32,600
Edwin C. Freeman	41,400 (3)	--	8,500		49,900
Luella G. Goldberg	27,700	--	8,500	--	36,200
Gerald D. Pint	26,600	--	8,500	--	35,100
Randall D. Sampson	20,200	--	8,500	--	28,700
Wayne E. Sampson	24,200	--	8,500	--	32,700
Curtis A. Sampson	--	--	--	--	--

(1) Represents cash retainer and meeting fees as described above.

(2) Values expressed represent the actual compensation costs recognized by the Company during fiscal 2006 for equity awards granted in 2006 as determined pursuant to SFAS 123R utilizing the assumptions discussed in Note 1, "Summary of Accounting Policies," in the notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

(3) Includes $14,700 for service on a special committee of the Board established to consider a possible acquisition and additional time devoted to meetings with auditors and attorneys related to accounting issues arising during 2006.

THE COMPANY'S AUDITORS

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") have been the auditors for the Company since 1982 and have been selected by the Board of Directors, upon recommendation of the Audit Committee, to serve as such for the current fiscal year. A representative of the Deloitte Entities is expected to be present at the Annual Meeting of Shareholders and will have an opportunity to make a statement and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

The following is a summary of the fees billed to the Company by the Deloitte Entities for professional services rendered for the fiscal years ended December 31, 2006 and December 31, 2005 The Audit Committee considered and discussed with the Deloitte Entities the provision of non-audit services to the Company and the compatibility of providing such services with maintaining its independence as the Company's auditor.

Fee Category	2006	2005
Audit Fees	$ 467,714	$ 328,978
Audit-Related Fees	19,982	17,455
Tax Fees	121,196	88,523
All Other Fees	--	--
Total Fees	**$ 609,196**	**$ 434,956**

Audit Fees. This category consists of fees billed for professional services rendered for the audit of the Company's annual financial statements and review of financial statements included in our quarterly reports.

Audit-Related Fees. This category consists of fees billed for assurance and related services, such as the Company's employee benefit plan audits, that are reasonably related to the performance of the audit or review of the Company's financial statements and are not otherwise reported under "Audit Fees."

Tax Fees. This category consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance and acquisitions.

Audit Committee Pre-approval Policies and Procedures

In addition to approving the engagement of the independent auditor to audit the Company's consolidated financial statements, it is the policy of the Committee to approve all use of the Company's independent auditor for non-audit services prior to any such engagement. To minimize relationships that could appear to impair the objectivity of the independent auditor, it is the policy of the Committee to restrict the non-audit services that may be provided to the Company by the Company's independent auditor primarily to tax services and merger and acquisition due diligence and integration services and any other services that can clearly be designated as "non-audit" services, as defined by regulation.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is responsible for independent, objective oversight of the Company's financial accounting and reporting, by overseeing the system of internal controls established by management and monitoring the participation of management and the independent auditors in the financial reporting process. The Audit Committee is comprised of independent directors, and acts under a written charter. Each of the members of the current Audit Committee is independent as defined under applicable SEC rules and AMEX listing standards.

The Audit Committee held four meetings in fiscal year 2006. The meetings were designed to facilitate and encourage private communication between the Audit Committee and the Company's independent accountants, the Deloitte Entities.

During the meetings, the Audit Committee reviewed and discussed the Company's financial statements with management and the Deloitte Entities. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The discussions with the Deloitte Entities also included the matters required by Statement on Auditing Standards ("SAS") No. 61 (Communication with Audit Committees), as amended by SAS 89 and 90 (Audit Committee Communications).

The Deloitte Entities provided to the Audit Committee the written disclosures and the letter regarding its independence as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and this information was discussed with The Deloitte Entities.

Based on the discussions with management and the Deloitte Entities, the Audit Committee's review of the representations of management and the report of the Deloitte Entities, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Company's Board of Directors

Edwin C. Freeman, Chair Paul J. Anderson Luella Gross Goldberg

THE PRECEDING REPORT SHALL NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS PROXY STATEMENT INTO ANY FILING UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT") OR THE SECURITIES EXCHANGE ACT OF 1934 (THE "1934 ACT"), EXCEPT TO THE EXTENT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE, AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER THE 1933 ACT OR THE 1934 ACT.

CERTAIN TRANSACTIONS

Transactions and Shared Management with Hector Communications Corporation

Prior to November 3, 2006 (the Transaction Date) the Company and Hector Communications Corporation ("HCC"), shared the services of certain individuals as officers and key employees, as well as certain administrative systems, with the costs and expenses attributable to HCC being paid by HCC. In 2006 and 2005, HCC paid the Company $223,000 and $241,000, respectively, for such services, amounts that management believes are no less than the cost the Company incurred in connection with providing such services.

In fiscal 2006 until the Transaction Date, two of the Named Executive Officers, Curtis A. Sampson and Paul N. Hanson, each devoted approximately 50% of their time to the Company. Messrs. Sampson and Hanson devoted substantially all of the remainder of their working time to HCC, for which Mr. Sampson prior to the Transaction Date served as Chairman and Chief Executive Officer and Mr. Hanson served as Vice President, Secretary, Treasurer and a director. These officers were separately compensated by HCC for their services to HCC prior to the Transaction Date. After the Transaction Date Messrs. Sampson and Hanson began devoting all of their working time to the Company.

OTHER INFORMATION

Contacting the Board of Directors

Any shareholder who desires to contact our Board of Directors may do so by writing to the Board of Directors, generally, or to an individual Director at: Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55342. Communications received electronically or in writing are distributed to the full Board of Directors, a committee or an individual Director, as appropriate, depending on the facts and circumstances outlined in the communication received. For example, a complaint regarding accounting, internal accounting controls or auditing matters will be forwarded to the Chair of the Audit Committee for review. Complaints and other communications may be submitted on a confidential or anonymous basis.

Shareholder Proposals for 2008 Annual Meeting

The proxy rules of the Securities and Exchange Commission permit shareholders of a company, after timely notice to the Company, to present proposals for shareholder action in the Company's proxy statement where such proposals are consistent with applicable law, pertain to matters appropriate for shareholder action and are not properly omitted by Company action in accordance with the Commission's proxy rules. The next annual meeting of the shareholders of Communications Systems, Inc. is expected to be held on or about May 22, 2008 and proxy materials in connection with that meeting are expected to be mailed on or about April 10, 2008. Shareholder proposals prepared in accordance with the Commission's proxy rules to be included in the Company's Proxy Statement must be received at the Company's corporate office, 213 South Main Street, Hector, Minnesota 55342, Attention: President, by December 30, 2007, in order to be considered for inclusion in the Board of Directors' Proxy Statement and proxy card for the 2008 Annual Meeting of Shareholders. Any such proposals must be in writing and signed by the shareholder.

The Bylaws of the Company establish an advance notice procedure with regard to (i) certain business to be brought before an annual meeting of shareholders of the Company and (ii) the nomination by shareholders of candidates for election as directors.

Properly Brought Business. The Bylaws provide that at the annual meeting only such business may be conducted as is of a nature that is appropriate for consideration at an annual meeting and has been either specified in the notice of the meeting, otherwise properly brought before the meeting by or at the direction of the Board of Directors, or otherwise properly brought before the meeting by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before the meeting. To be timely, the notice must be given by such shareholder to the Secretary of the Company not less than 45 days nor more than 75 days prior to a meeting date corresponding to the previous year's annual meeting. Notice relating to the conduct of such business at an annual meeting must contain certain information as described in Section 2.9 of the Company's Bylaws, which are available for inspection by shareholders at the Company's principal executive offices pursuant to Section 302A.461, subd. 4 of the Minnesota Statutes. Nothing in the Bylaws precludes discussion by any shareholder of any business properly brought before the annual meeting in accordance with the Company's Bylaws.

Shareholder Nominations. The Bylaws provide that a notice of proposed shareholder nominations for the election of directors must be timely given in writing to the Secretary of the Company prior to the meeting at which directors are to be elected. To be timely, the notice must be given by such shareholder to the Secretary of the Company not less than 45 days nor more than 75 days prior to a meeting date corresponding to the previous year's annual meeting. The notice to the Company from a shareholder who intends to nominate a person at the meeting for election as a director must contain certain information as described in Section 3.7 of the Company's Bylaws, which are available for inspection by shareholders as described above. If the presiding officer of a meeting of shareholders determines that a person was not nominated in accordance with the foregoing procedure, such person will not be eligible for election as a director.

Other Matters; Annual Report

Management knows of no other matters that will be presented at the meeting. If any other matters arise at the meeting, it is intended that the shares represented by the proxies in the accompanying form will be voted in accordance with the judgment of the persons named in the proxy.

The Company is transmitting with this Proxy Statement its Annual Report for the year ended December 31, 2006. Shareholders may receive, without charge, a copy of the Company's 2006 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by writing to Secretary, Communications Systems, Inc., 213 South Main Street, Hector, Minnesota 55342.

By Order of the Board of Directors,

Paul N. Hanson
Secretary

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number: 001-31588

COMMUNICATIONS SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0957999**
(State or other jurisdiction of incorporation or organization)	(Federal Employer Identification No.)

213 South Main Street, Hector MN 55342
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (320) 848-6231

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.05 par value	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [ ] NO [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Act.
Large Accelerated Filer [ ] Accelerated Filer [ ] Non-Accelerated Filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES [ ] NO [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant (shareholders other than officers and directors) was approximately $69,067,000 based upon the closing sale price of the Company's common stock on the American Stock Exchange ("AMEX") on June 30, 2006.

As of April 30, 2007 there were outstanding 8,858,459 shares of the Registrant's common stock.

Documents Incorporated by Reference: Portions of the Company's Proxy Statement for its Annual Meeting of Shareholders to be held on June 21, 2007 are incorporated by reference into Part III of this Form 10-K.

PART I

ITEM 1. BUSINESS

(a) GENERAL DEVELOPMENT OF BUSINESS

Communications Systems, Inc. (herein collectively called "CSI", "our" or the "Company") is a Minnesota corporation organized in 1969 which operates directly and through its subsidiaries located in the United States, Costa Rica and the United Kingdom. CSI is principally engaged through its Suttle and Austin Taylor business units in the manufacture and sale of modular connecting and wiring devices for voice and data communications, digital subscriber line filters, and structured wiring systems and through its Transition Networks business unit the manufacture of media and rate conversion products for telecommunications networks. CSI also provides through its JDL Technologies business unit network design, training services, general contracting of computer infrastructure installations, provisioning of high-speed internet access and maintenance support of network operation centers for K-12 schools.

The Company maintains a website at *www.commsystems.com*. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our periodic reports on Form 8-K (and any amendments to these reports) are available free of charge by linking from our website to the Securities & Exchange Commission website.

(b) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The Company classifies its businesses into four segments: *Suttle*, which manufactures U.S. standard modular connecting and wiring devices for voice and data communications; *Transition Networks* subsidiary that design and market data transmission, computer network and media conversion products and print servers; *Austin Taylor,* which manufactures British standard line jacks, patch panels, metal boxes, distribution and central office frames; and *JDL Technologies, (JDL*), which provides telecommunications network design, specification and training services to educational institutions; Non-allocated general and administrative expenses are separately accounted for as "Other" is the Company's segment reporting. There are no material intersegment revenues. Further information regarding operations in the various segments is set forth in Note 10 of the Notes to Consolidated Financial Statements under Item 8, herein.

(c) NARRATIVE DESCRIPTION OF BUSINESS

(1) Information Regarding Business Segments

(i) Suttle

Suttle manufactures and markets connectors and wiring devices for voice, data and video communications under the Suttle brand name in the United States (U.S.) and internationally. Suttle also manufactures and markets a line of residential structured wiring products under the SOHO (Small Office Home Office) Access ™ brand name. Suttle also markets a line of DSL (Digital Subscriber Line) filters for the telecommunications market. Substantially all of Suttle's products are manufactured at its plants in Hector, Minnesota (Suttle Apparatus Minnesota Division), and San Jose, Costa Rica (Suttle Costa Rica, S.A.). Certain products are purchased from offshore contract manufacturers. Segment sales were $42,690,000 (37% of consolidated revenues) in 2006 and $47,324,000 (40% of consolidated revenues) in 2005.

Products

Suttle's products are used in on-premise connection of voice, data, and video devices. The core product line consists primarily of modular connecting devices and includes numerous types of jacks, connecting blocks and assemblies, adapters, cords and related equipment, which are offered in a variety of colors, styles and wiring configurations. Many of the products are used in voice applications but Suttle continues to develop an expanding line of products for full communications and entertainment connectivity. A significant portion of Suttle's revenue is derived from sales of a line of corrosion-resistant connectors, which utilize a water-resistant gel to offer superior performance in harsh environments. Station apparatus products generally range in price from $0.70 to $25.00 per unit. A majority of Suttle's sales volume, both in units and revenues, is derived from products selling for under $5.00 per unit.

Suttle produces a full product line of residential structured wiring equipment used for customer premise applications for voice, data, video, and entertainment distribution. This line of products consists of structured wiring enclosures which are recessed or surface mounted in a residence or small business, and a series of plug-and-play modules which snap into the enclosures to complete the system. The modules selected determine the application of service and the number of ports or connections can be scaled up by adding more modules. These products are marketed under the SOHO Access™ line of products. Suttle's residential wiring systems range in price from $40.00 to $250.00.

Suttle is also a manufacturer and seller of DSL filters for home and business applications. Suttle resells DSL filter products procured from offshore sources. These filters permit the user to receive both analog and digital signals simultaneously and allow a single telephone line to support uninterrupted voice, fax and internet capabilities.

Markets and Marketing

Suttle competes in all major areas of the telecommunications connector market utilizing traditional modular jacks as well as dual provider switch jacks. Switch jacks allows for a method to switch between two competing telephone service providers without the expense of rewiring.

Suttle markets DSL filtering devices to telephone companies for use with their DSL home install kits. The products include both inline filters for deployment in the home and DSL splitters which are typically mounted outside the home near the telephone demarcation point.

Suttle markets residential structured cabling system products which are an increasingly important part of its product line. Service providers such as the telephone and cable companies have extended their traditional services to include comprehensive communications and entertainment offerings which require enhanced premise cabling. Suttle markets its products to meet these applications to service providers, residential builders, and low voltage installers through distributors, and through the company's sales staff.

Customers represent the major communication companies including both telephone and cable service provider companies. The major telephone companies include Verizon, ATT (formerly Bell South and SBC Communications), and Qwest. Major telephone companies are served directly by Suttle's sales staff and through a select group of distributors. As a group, sales to the major telephone companies (including DSL), both directly and through distribution, represented 42% of Suttle's sales in 2006 and 55% in 2005. The cable companies include Comcast, Time Warner, Cox Communications, and Charter as well as other cable companies. Other customers include smaller telephone companies, electrical/low voltage contractors, home builders, original equipment manufacturers, and retailers. These customers are served primarily through distributors but are also served directly by Suttle's sales staff. Sales to cable customers and original equipment manufacturers (OEM) are made through a nationwide network of distributors and through the Suttle sales staff. Sales to cable television distributors represented 12% of Suttle's sales in 2006 and 8% in 2005. Sales to OEMS and other distributors were 26% of Suttle's sales in 2006 and 21% in 2005. Sales to international customers and other customers represented 13% of Suttle's sales in 2006 and 11% in 2005.

The Company's "Suttle" brand name is important to its business. Suttle regularly supports this name by trade advertising and believes it is well known in the marketplace.

Competition

Suttle encounters strong competition in all its product lines and competes primarily on the basis of the broad lines of products offered, product performance, quality, price and delivery. In addition, distributors of Suttle's products also market products for one or more of these competitors.

Order Book

Suttle manufactures its products on the basis of estimated customer requirements. Outstanding customer orders at March 1, 2007 were approximately $2,082,000 compared to approximately $1,720,000 at March 1, 2006. New orders are generally filled within 30 days. Suttle does not believe its order book is a significant indicator of future results.

Manufacturing and Sources of Supply

Suttle's products are manufactured using plastic parts, wire sub-assemblies, fasteners, brackets, electronic circuit boards and other components, most of which are fabricated by Suttle. There are multiple sources of supply for the materials and parts required and the Company is not dependent upon any single supplier, except that Suttle's corrosion-resistant products utilize a moisture-resistant gel-filled fig available only from Tyco Electronics. Suttle has not generally experienced significant problems in obtaining its required supplies, although from time to time spot shortages are experienced and additional order lead times are required from the offshore suppliers.

Research and Development; Patents

Suttle continually monitors industry requirements and creates new products to improve its existing product line. Historically, Suttle has generally not relied on patents to protect its competitive position in its market. However, duplication of its designs by foreign apparatus manufacturers has caused Suttle to apply for design patents on a number of products.

(ii) Transition Networks

Transition Networks, Inc. ("Transition") has business operations in Eden Prairie, Minnesota and Sunnyvale, California. Transition designs, assembles and markets media converters, baluns, transceivers, network interface cards, and fiber hubs under the Transition Networks and MiLAN Technologies brand names. Transition sells its product through distributors, resellers, integrators, and OEMs. These media converter and rate conversion products permit voice and data networks to move information between copper-wired equipment and fiber-optic cable. Sales by Transition Networks were $52,863,000 (46% of consolidated sales) in 2006 compared to $46,952,000 (41% of consolidated sales) in 2005. International sales accounted for 28% of Transition's sales or $14,675,000 in 2006, compared to $12,589,000 or 27% of Transition's sales in 2005.

Products

Transition Networks designs, assembles and sells media converter devices, Ethernet switches and wireless access points and bridges that make it possible to transmit telecommunications signals between systems using different types of media (for example, between copper and fiber optic networks). These products are used to support legacy systems as customers' networks grow, integrate fiber optics into a network, and extend the reach of networks. Protocols supported include Gigabit Ethernet, Fast Ethernet, Ethernet, T1/E1, DS3, RS232, RS485, ATM, OC3, OC12, and more. The company uses proprietary Application Specific Integrated Circuits (ASIC) for development of some products, as well as ASICs from IC manufacturers such as Marvell® and Broadcomm® for the development of new products. Product hardware and software development is done internally. The software that Transition Networks utilizes to manage its products is provided free with the product. Transition Networks product development is focused on hardware, with software developed to support hardware sales. The Company has been developing and marketing Ethernet based networking products for approximately 14 years. Transition Networks continues to develop products that address the enterprise, service provider, and industrial markets and in addition targets specific vertical markets of government and education. Product hardware and software development is performed internally and is expensed when incurred.

Manufacturing and Sources of Supply

Transition Networks outsources most of its manufacturing operations. In 2006, approximately 16% of its products were manufactured offshore, principally in the Far East. The offshore sources of supply are subject to certain risks, including foreign currency fluctuations and interference from political sources. The balance of its product is manufactured in the United States. The Company has alternate sources of supply for its products and to date has not had problems obtaining necessary supplies.

Markets and Marketing

Transition Networks' products are used in a broad array of markets including enterprise networks, service providers' networks, and industrial environments such as in manufacturing processes. Transition Networks has a broad customer base and applications for its products.

The media conversion product line addresses and is utilized in a variety of applications. The chassis based system, the Point System™, is used primarily in telecommunication closets for high-density applications and when multiple protocols need to be supported. Stand alone media converters are used typically at a workstation or for lower density applications.

Marketing primarily consists of direct marketing utilizing a telesales force, tradeshows, trade magazine advertising, public relations activities, and direct mail. Transition Networks also provides and participates in advertising and cooperative marketing campaigns with distribution partners. The Company also offers products in the newest and potentially high growth wireless market.

The Company's "Transition Networks" and "MiLAN" brand names are important to its business. The Company regularly supports these names by trade advertising and believes them to be well known in the marketplace.

Research and Development

The Transition Networks segment continues to develop products that address the enterprise, service provider, security and industrial markets. This includes developing converters for emerging protocols and existing protocols in new markets. Some of these products include video for CCTV, remote management devices built on the IEEE® 802.3AH standard, and Power Over Ethernet based on the IEEE® 802.3AF standard. Some design efforts are paced by the development of critical components such as integrated circuits and optical transceivers.

Research and development consists primarily of testing, equipment and supplies associated with enhancing existing products and developing new products. Research and development costs are expensed when incurred and were $578,000 in 2006 compared to $547,000 in 2005.

Through 2006 all of Transition's research and development operations have been conducted in the United States. Transition is in the process of opening an engineering and sales office in China. The Company expects this operation to focus initially on providing software support for anticipated new product development. The office is expected to open in the third quarter of 2007.

Competition

The Transition Networks segment faces strong competition across its entire product line. A large number of competitors exist for the highest volume products in the Ethernet and Fast Ethernet family. Low cost competitors from China and Taiwan are strongest in the developing Asian markets, but have had limited success in the North American market for the media converter products. A deeper penetration of these competitors poses a potential threat to sales and profit margins. Competition also exists from substitutes such as lower cost fiber switches. The Fast Ethernet and Gigabit Ethernet switch market is filled with a large number of domestic and Asian competitors.

Order Book

Outstanding customer orders for Transition Networks products were approximately $1,977,000 at March 1, 2007 and $3,119,000 at March 1, 2006. Transition Networks orders are fulfilled on a relatively short-term basis and therefore the order book is not considered a significant indicator of future results.

(iii) JDL Technologies, Inc.

JDL Technologies, Inc., located in Eden Prairie Minnesota ("JDL"), provides telecommunications network design, specification, and training services to K-12 educational institutions. JDL focuses on providing services to the top 100 school districts in the United States, including all hardware, software, training, communications and services required to meet the business and educational learning requirements of the individual schools. Sales by JDL for 2006 were $12,929,000 (11% of consolidated sales) compared to 2005 sales of $15,433,000 (13% of consolidated sales). Sales of hardware, software and related equipment totaled $8,630,000 in 2006 or 67% of JDL sales compared to $10,964,000 in 2005 or 71% of JDL sales. Training, support, consulting and connectivity revenue were $4,299,000 and $4,449,000 in 2006 and 2005, respectively.

U.S. Virgin Islands' Department of Education ("VIDOE")

Since 2001, JDL has owned and operated a network providing interconnection, internet and other telecommunications services to the schools and administration facilities of the VIDOE. JDL's revenues from the VIDOE were $626,000 and $2,607,000 in 2006 and 2005 respectively. JDL's net investment in plant and facilities used to provide service to the VIDOE totaled $2,212,000 and $1,392,000 at December 31, 2006 and 2005 respectively.

The Federal Communications Commission ("FCC") provides funding each year through it E-RATE program to schools throughout the U.S. to enable them to purchase services like those provided by JDL to the VIDOE. E-RATE funding eligibility is determined annually by the Schools and Libraries Division ("SLD") of the Universal Service Administration Company. Funding awards are based on the costs to provide eligible services and the economic circumstances of the residents of the respective school districts; since inception of the E-RATE program the U.S. Virgin Islands public schools have always qualified for funding. It is not unusual for companies in the telecommunications industry to provide services to schools for E-RATE covered services under contracts for which the SLD approval process is incomplete. At December 31, 2005 JDL was providing service to and recognizing revenues from the VIDOE for the 2005 – 2006 school year under a contract that had not been approved by the SLD as it was determined at that time to be remote that funding would not be approved. VIDOE is dependent on E-RATE funding for up to 90% of the cost of many of the services provided by JDL.

Since April 2006 JDL has been the subject of a civil investigation by the U.S. Department of Justice ("DOJ") regarding allegations that JDL (and other parties) made false claims for E-RATE funding involving the VIDOE. In addition to cooperating with DOJ investigators since April 2006 the Company has conducted its own internal investigation of its VIDOE business.

On July 1, 2006, JDL began providing services to the VIDOE under a new contract for the 2006 – 2007 school year. Neither the 2005 – 2006 contract, nor the 2006 – 2007 contract had been approved by the SLD as of the start of the 2006 -2007 contract year.

As a result of its internal investigation the Company believes that JDL has acted ethically and legally in its dealings with the VIDOE and the E-RATE program. Moreover, to date the Company has not been notified by the DOJ or any other agency of any program violation or the basis of any other claim and the Company believes that DOJ's investigation of JDL will be resolved without material cost to the Company. However, the possibility exists that the DOJ may assert claims against JDL that, if proved, could result in materially adverse financial consequences to the Company.

During 2006, as a result of its experience with the E-RATE funding process, it became apparent that JDL's ability to receive E-RATE funds was affected by actions that might have been taken by other individuals or companies involved with the VIDOE and E-RATE programs. This gave rise to the possibility that if the VIDOE were to be sanctioned by the E-RATE program due to the actions of others, JDL might be unable to collect for provided services even though JDL's conduct was compliant with the E-RATE program. It also became apparent in 2006 that JDL's contracts with the VIDOE would not be approved for payment by the SLD until the SLD was satisfied that the VIDOE was operating within the E-RATE program's legal guidelines. Accordingly, after considering the uncertainties created by the DOJ investigation of VIDOE, SLD's review of VIDOE's compliance with the E-RATE program and JDL's inability to collect for services provided without SLD approval, the Company determined it could not recognize revenue on JDL's VIDOE contracts in 2006, until it received a Funding Commitment Decision Letter ("FCDL") from the SLD approving the contracts. The Company will maintain this approach into 2007 and beyond, until it becomes convinced that such approvals are routine and that it is remote funding will not be approved and that financial reports including such revenues can be relied upon as accurate. (A further discussion of JDL's revenue recognition policies can be found in Note 1 to the consolidated financial statements.) Billings for services in 2006 to the VIDOE that went unrecognized in 2006 totaled $2,555,000. Accounts receivable at December 31, 2006 and 2005 from the VIDOE for services provided and recognized in 2005 revenues under contracts not yet approved by the SLD totaled $1,175,000.

In April 2007 and May 2007, the SLD approved the contracts between JDL and the VIDOE for the 2005 – 2006 and 2006 – 2007 school years and issued the appropriate FCDLs. As a result of the approvals, JDL expects to recognize $2,555,000 of VIDOE services revenue in the second quarter of 2007. The Company also concluded that accounts receivable amounts on the books related to 2005 revenues were collectible and did not need to be reserved. The Company and the VIDOE are now pursuing SLD approval on new contracts for the 2007 – 2008 school year.

Order Book

Outstanding customer orders and contracts for JDL products and services were approximately $7,853,000 at March 1, 2007 and $10,115,000 at March 1, 2006. JDL's contracts with certain customers are subject to approval by the SLD. Approved amounts could vary from the original contracts.

(iv) Austin Taylor

Austin Taylor Communications, Ltd. located at Bethesda, North Wales, United Kingdom. Austin Taylor is a provider of telephony and data networking products to leading telecommunications companies, distributors and installers throughout the U.K., Europe and the Middle East. Austin Taylor sales were $6,958,000 (6% of consolidated revenues) in 2006 and $5,674,000 (5% of consolidated revenues) in 2005.

Austin Taylor has a strong supply chain product development relationship with its Chinese supplier which has been established over a number of years. At the plant in Bethesda the company designs and manufactures external metal cabinets and internal metal boxes to industry standards and to customer specifications. All manufacturing and supply line products are supported to ISO: 9001:2000 approved standards to guarantee customer quality, consistency and reliability. Approximately 57% and 50% of Austin Taylor sales were to U.K. customers in 2006 and 2005.

Outstanding customer orders for Austin Taylor products were approximately $171,000 at March 1, 2007 compared to $190,000 at March 1, 2006. Because Austin Taylor fills new orders on a relatively short timetable, the Company does not believe its order book is a significant indicator of future results.

(2) Employment Levels

As of March 1, 2007 the Company employed 505 people. Of this number, 297 were employed by Suttle (including 121 in Hector, Minnesota and 176 in Costa Rica), 122 by Transition Networks, Inc., 37 by JDL Technologies, Inc., 37 by Austin Taylor Communications, Ltd and 14 corporate general and administrative positions. None of the Company's employees are represented under collective bargaining agreements. The Company considers its employee relations to be good.

(3) Executive Officers of Registrant

The executive officers of the Company and their ages at March 1, 2007 were as follows:

Name	Age	Position[1]
Curtis A. Sampson	73	Chairman of the Board and Chief Executive Officer [1970]
Jeffrey K. Berg	64	President and Chief Operating Officer [2000][2]
Paul N. Hanson	60	Vice President – Finance, Treasurer, Secretary and Chief Financial Officer [1982]
Daniel G. Easter	50	President and General Manager, Transition Networks, Inc. [2000][3]
Thomas J. Lapping	48	President, JDL Technologies, Inc. [1998][4]
David T. McGraw	55	President and General Manager, Suttle Apparatus Corporation [2002][5]

---

1 Dates in brackets indicate period during which officers began serving in such capacity. Executive officers serve at the pleasure of the Board of Directors and are elected annually for one-year terms.

2 Mr. Berg was appointed Chief Operating Officer of Communications Systems, Inc. in November 2000 and named President of the Company in March 2002. Prior to November 2000, Mr. Berg served as President of the Company's Suttle Apparatus Corporation.

3 Mr. Easter was appointed President of Transition Networks, Inc. in September 2000. From July 1997 to September 2000, he served as Transition Networks Vice President of Sales and Marketing. Prior to July 1997, he was an executive of Allied Telesyn International Corporation in Seattle, WA.

4 JDL Technologies, Inc. was acquired by the Company in 1998. Mr. Lapping founded JDL Technologies, Inc. in 1989.

5 Mr. McGraw was appointed President of Suttle Apparatus Corporation in September 2002. From May 2001 to August 2002, he served as Chief Operating Officer of JDL Technologies, Inc. Prior to May 2001, he was Vice President-General Manager of Precision Diversified Industries in Plymouth, MN.

(d) FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

Financial information about domestic and foreign operations and export sales may be obtained by reference to Note 10 of the "Notes to Consolidated Financial Statements" under Item 8 herein.

ITEM 1A. RISK FACTORS

The risks described below are material in relation to on our business, financial condition and results of operations and could adversely impact the achievement of forward looking statements. Accordingly, the following risk factors should be considered when reviewing other information set forth in this report:

- A failure to maintain effective internal controls could adversely affect our business. The Company is in the process of documenting and testing its internal controls as required by the Sarbanes-Oxley Act of 2002. The Company expects to incur significant costs in complying with these requirements, including increased staffing costs, increased accounting and auditing fees and more consulting fees. In addition, the requirements of Sarbanes-Oxley may limit the ability of the Company to make future acquisitions or will restrict the types of business it can consider acquiring. Failure by the Company to adequately meet the internal control requirements would be reported in the Company's filings to the Securities and Exchange Commission – which could negatively impact the Company's reputation and its stock price.

- Anti-takeover provisions in Minnesota law and our shareholder rights plan (also known as a "poison pill") could delay or prevent a change in control of our Company. These provisions include advance notice requirements for shareholder proposals, limitations on business combinations with interested shareholders and authorization for the Board of Directors to issue preferred stock without shareholder approval. These provisions may discourage a potential acquirer from bidding for the Company, even if a significant number of shareholders believe a proposed transaction would be in their best interest.

- Our stock price is volatile. Based on the trading history of our common stock and the nature of the market for publicly traded securities of companies in our industry, we believe that some factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially. These fluctuations could occur day-to-day or over a longer period of time and may be accentuated by the lack of liquidity in our stock. The factors that may cause such fluctuations include, without limitation:

  - Announcements of new products and services by us or our competitors
  - Quarterly fluctuations in our financial results or the financial results of our competitors or customers;
  - Increased competition with our competitors or among our customers;
  - Consolidation among our competitors or customers;
  - Disputes concerning intellectual property rights;
  - The financial health of Communications Systems, Inc., our competitors or our customers;
  - General economic conditions in the United States or internationally; and
  - Rumors or speculation regarding our future business results and actions.

  In addition, stocks of companies in our industry in the past have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of our common stock.

- In April 2006, the Company was notified that JDL Technologies was being investigated by the U.S. Department of Justice regarding false claims for E-RATE funding involving the VIDOE. Should the investigation result in a determination that JDL acted improperly or illegally the resulting fines or sanctions could negatively affect the Company's operations and financial position.

- The general health of the telecom sector, including the financial condition of our customers, and other general economic conditions could impact the strength of demand for our products and could negatively impact revenue and income.

- General economic and political conditions, such as political instability in our foreign manufacturing supplier markets, the rate of economic growth in our principal geographic or product markets, could negatively impact the Company's financial condition and results.

- Government funding of education technology spending could significantly impact the operations of JDL Technologies which recognized revenue of approximately $3.0 million and $7.0 million related to federal funding in fiscal years 2006 and 2005, respectively. Costs to comply with government requirements necessary to obtain funding could adversely affect profit margins. Failure by JDL or its customers to comply with these requirements could make needed funding unavailable.

- JDL Technologies has made investments in plant and equipment to support its business with Broward County schools and the U.S. Virgin Islands Department of Education. JDL's business arrangements with these entities are generally based on contracts with durations of one-year or less. Should JDL lose its business of these customers, whether due to competition or for other reasons, its operations could be harmed and the value of its assets impaired.

- The ability of the Company to continue to manufacture competitive products and technologies is essential to the operations of the Company and could affect the ability of the Company to raise prices or successfully maintain market position or enter certain markets and is affected by: the intensity of competition (including foreign competitors), pricing pressures and the introduction of new products and enhancements by competitors.

- Delays in introductions and market acceptance of the new products could create inventory risk and reduced margins and sales.

- Reduced sales and/or lack of ability to maintain or expand relationships with major telephone companies and other major customers could significantly impact revenues and income.

- Higher than expected expenses related to new sales and marketing initiatives could negatively impact earnings.

- If there is not adequate availability of supplies of raw materials and components without interruption, including foreign manufacturers, profit margins could be negatively impacted.

- The continued improvement in manufacturing activities and the achievement of related efficiencies, cost reductions, and inventory risks due to shifts in market demand and costs associated with moving production overseas might not be successful and could negatively impact the financial condition of the Company.

- There could be unanticipated developments that could occur with respect to contingencies such as litigation, including unfavorable resolution of claims, intellectual property matters and product warranty or liability exposures. These factors could impact future profitability and result in poor financial performance

- Changes in our business strategies, including acquisitions, divestitures, and restructuring activities could impact the operations of the Company. New acquisitions might not be successfully integrated or profitable.

ITEM 1B. UNRESOLVED STAFF COMMENTS
None.

ITEM 2. PROPERTIES

The administrative and manufacturing functions of CSI are conducted at the following facilities:

- In Hector, Minnesota the Company owns a 15,000 square foot building where its executive and administrative offices are located.
- Suttle's manufacturing is conducted at two locations. At Hector, Minnesota, the Company owns three plants totaling 68,000 feet of manufacturing space. The Company leases 40,000 square feet of manufacturing space in San Jose, Costa Rica.
- Austin Taylor Communications, Ltd. owns a 40,000 square foot facility in Bethesda, Wales, U.K.
- Transition Networks, Inc. leases a 20,000 square foot facility in Eden Prairie, Minnesota where its engineering and administrative operations and the operations of JDL Technologies, Inc. are conducted.
- In 2004, the Company acquired a 30,000 square foot facility in Eden Prairie, Minnesota. The facility serves as distribution center for Transition Networks, Inc.
- Transition Networks, Inc. leases a 2,800 square foot facility in Sunnyvale, California where its West Coast sales and customer service operations are located.
- MiLAN Technology Corporation leases a 24,000 square foot facility in Sunnyvale, California, which is currently unoccupied.
- The Company owns a 35,000 square foot building in Lawrenceville, Illinois. This facility is currently leased to other tenants.

CSI believes these facilities will be adequate to accommodate its administrative, manufacturing and distribution needs for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

Since April 2006 the Company's JDL Technologies, Inc. subsidiary (along with other parties) has been the subject of a civil investigation by the U.S. Department of Justice ("DOJ") into whether false claims under the federal government's E-RATE program were made in connection with work performed for the Virgin Islands Department of Education (VIDOE). In addition to cooperating with DOJ investigators over the past 12 months, the Company has conducted its own internal investigation of its business dealings with VIDOE and its compliance with the E-RATE program. While the DOJ investigation is continuing, no legal action has been initiated against the Company by the DOJ or any other agency as of the date of this report. In addition, as a result of its own internal investigation, the Company believes it has acted ethically and legally in its business dealings VIDOE and in its compliance with E-RATE program requirements and believes the DOJ investigation will be resolved without material additional cost to the Company. Nevertheless, the possibility exists that the DOJ may exert claims against JDL that, if proved, could result in materially adverse financial consequences to the Company.

A former officer of one of the Company's subsidiaries is claiming that he is entitled to a substantially greater retirement benefit than he is currently receiving. The former officer has asserted that, in addition to what he is currently receiving, the Company should also provide a supplemental retirement benefit of approximately $100,000 per year based on the former officer's interpretation of the meaning of certain terms in the former officer's employment contract with the subsidiary and in a side letter delivered by the Company concurrently with the signing of the employment agreement. The Company has denied the former officer's claim for a supplemental retirement benefit. While the former officer has, since 2004, threatened to present his claim in both judicial and administrative forums, as of the date of this report, the Company has not received any notice from a court or public official regarding the commencement of legal proceedings related to the former officers' claim. If the former officer initiates legal action, the Company will vigorously defend against the claims that have been asserted and believes the former officer's claims will be resolved without material cost to the Company.

The Company is not aware of any other material litigation or other claims presently pending against the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLER MATTERS

(a) MARKET INFORMATION
The Company's common stock trades on the American Stock Exchange ("AMEX") under the trading symbol JCS.

The table below presents the price range of high and low trades of the Company's common stock for each quarterly period indicated as reported by AMEX for 2006 and 2005.

	2006		2005	
	High	Low	High	Low
First	$12.29	$10.30	$13.60	$10.07
Second	11.54	9.34	11.79	8.65
Third	10.82	8.72	12.50	9.50
Fourth	10.70	8.65	12.40	9.48

(b) HOLDERS

At March 31, 2007 there were approximately 700 holders of record of Communications Systems, Inc. common stock.

(c) DIVIDENDS

Communications Systems, Inc. paid regular quarterly dividends to its shareholders at the rates indicated below:

Payment Date	Dividend per Share
April 1, 2007	$ .10
January 1, 2007	.10
October 1, 2006	.09
July 1, 2006	.09
April 1, 2006	.08
January 1, 2006	.08
October 1, 2005	.07
July 1, 2005	.07
April 1, 2005	.07
January 1, 2005	.06

The payment of future dividends will be determined at the discretion of the Board of Directors.

(d) INFORMATION REGARDING EQUITY COMPENSATION PLANS

The following table presents information about the Company's equity compensation plans, under which equity securities of the Company are authorized for issuance, as of December 31, 2006:

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category (1)	Number of shares of common stock to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding shares in column (a))
Equity compensation plans approved by security holders:			
1992 Stock Plan	570,280	$ 9.53	994,589
1990 Employee Stock Purchase Plan	4,924	9.63	13,029
Equity compensation plans not approved by security holders:			
None			

(1) The Company does not have individual compensation arrangements involving the grant of options, warrants and rights.

(e) COMPARATIVE STOCK PERFORMANCE

The following graph presents, at the end of each of the Company's last five fiscal years, the cumulative total return on the common stock of the Company as compared to the cumulative total return reported for the AMEX Total Return Index (U.S. and Foreign), the AMEX Technology (IT) Index, the AMEX Consumer Manufacturing Index and the AMEX Industrial Manufacturing Index. Company information and each index assume the investment of $100 on the last business day before January 1, 2001 and the reinvestment of all dividends.


$350
$300
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
Communications Systems, Inc.
AMEX U.S. and Foreign
AMEX Technology (IT)
AMEX Consumer Manufacturing
AMEX Industrial Manufacturing

Comparison of Five-Year Cumulative Total Return

Company or Index	2001	2002	2003	2004	2005	2006
Communications Systems, Inc.	$100.000	$106.260	$109.098	$167.016	$175.292	$149.947
AMEX U.S. and Foreign	100.000	84.330	117.200	136.259	156.301	183.223
AMEX Technology	100.000	60.415	93.236	107.375	102.071	127.538
AMEX Consumer Manufacturing	100.000	106.554	141.506	214.230	264.220	315.077
AMEX Industrial Manufacturing	100.000	75.395	133.163	141.239	199.172	171.110

(f) RECENT SALES OF UNREGISTERED SECURITIES

Not applicable.

(g) REPURCHASES OF ISSUER'S EQUITY SECURITIES

The registrant repurchased 455 shares of its common stock totaling $4,097 during the fourth quarter of 2006. At December 31, 2006, the Company was authorized to purchase in accordance with Rule 10b-18 202,197 shares of its common stock pursuant to Board authorizations granted in November 2002.

ITEM 6. SELECTED FINANCIAL DATA

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
SELECTED FINANCIAL INFORMATION
(in thousands except per share amounts)

	Year Ended December 31				
	2006	2005	2004	2003	2002
Selected Income Statement Data					
Sales from Continuing Operations	$ 115,440	$ 115,382	$ 108,555	$ 102,411	$ 107,300
Costs and Expenses:					
Cost of Sales	76,853	77,861	72,947	72,949	78,748
Selling, General and Administrative Expenses	33,562	31,651	27,979	25,442	24,612
Total Costs and Expenses	110,415	109,512	100,926	98,391	103,360
Operating Income from Continuing Operations (1)	5,025	5,870	7,629	4,020	3,940
Other income (expense), Net	698	448	167	315	(45)
Income from Continuing Operations Before Income Taxes (1)	5,723	6,318	7,796	4,335	3,895
Income Tax Expense	1,228	1,728	2,865	1,618	1,558
Income from Continuing Operations	4,495	4,590	4,931	2,717	2,337
Net Loss from Discontinued Operations		(120)	(168)		
Net Income (1)	$ 4,495	$ 4,470	$ 4,763	$ 2,717	$ 2,337
Basic Net Income (loss) Per Share (1)					
Continuing Operations	$ .52	$ .53	$ .60	$ .33	$ .28
Discontinued Operations		(.01)	(.02)		
	$ .52	$ .52	$ .58	$ .33	$ .28
Diluted Net Income (loss) Per Share (1)					
Continuing Operations	$ .51	$ .52	$ .59	$ .33	$ .28
Discontinued Operations		(.01)	(.02)		
	$ .51	$ .51	$ .57	$ .33	$ .28
Cash Dividends Per Share	$ .34	$ .27	$ .17	$ .16	$ .04
Average Dilutive Shares Outstanding	8,807	8,716	8,321	8,186	8,246
Selected Balance Sheet Data					
Total Assets	$ 92,723	$ 92,883	$ 89,481	$ 79,096	$ 88,758
Property, Plant and Equipment, Net	8,580	8,300	7,040	4,871	6,369
Long-term liabilities	724	1,332	406		
Stockholders' Equity	82,545	79,851	77,051	70,840	68,871

(1) 2006, 2005, 2004 and 2003 amounts benefited from the implementation of Financial Accounting Standards No.142, Goodwill and Other Intangible Assets, because goodwill was not amortized in those periods.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Communications Systems, Inc. (herein collectively called "CSI", "our" or the "Company") is a Minnesota corporation organized in 1969 which operates directly and through its subsidiaries located in the United States, Costa Rica and the United Kingdom. CSI is principally engaged in the manufacture and sale of modular connecting and wiring devices for voice and data communications, digital subscriber line filters, structured wiring systems and the manufacture of media and rate conversion products for telecommunications networks. CSI also provides network design, training services, general contracting of computer infrastructure installations, provisioning of high-speed internet access and maintenance support of network operation centers for K-12 schools.

Forward Looking Statements

In this report and from time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, there may be "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may make forward-looking statements concerning possible or anticipated future financial performance, business activities, plans, pending claims, investigations or litigation which are typically preceded by the words "believes", "expects", "anticipates", "intends" or similar expressions. For such forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that such forward looking statements are subject to risks and uncertainties which could cause actual performance, activities, anticipated results, outcomes or plans to differ significantly from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: lower sales to major telephone companies and other major customers; the introduction of competitive products and technologies; our ability to successfully reduce operating expenses at certain business units; the general health of the telecom sector, successful integration and profitability of acquisitions; delays in new product introductions; higher than expected expense related to new sales and marketing initiatives; unfavorable resolution of claims and litigation, availability of adequate supplies of raw materials and components; fuel prices; government funding of education technology spending; and other factors discussed from time to time in the Company's filings with the Securities and Exchange Commission.

Critical Accounting Policies

Allowance for Doubtful Accounts: The Company records a provision for doubtful accounts receivable based on an individual analysis and specific identification problem accounts. This involves a degree of judgment based on discussions with our internal sales and marketing groups and examinations of the financial stability of our customers. There can be no assurance that our estimates will match actual amounts ultimately collected. During periods of downturn in the market for our products or economic recession, a greater degree of risk exists concerning the ultimate collectability of our accounts receivable due to the impact that these conditions might have on our customer base.

Sales Returns: An allowance is established for possible return of products, rebates and advertising allowances. The amount of the allowance is an estimate, which is based on historical ratios of returns to sales, the historical average length of time between the sale and the return and other factors. Though management considers these allowances adequate and proper, changes in customers' behavior versus historical experience or changes in the Company's return policies are among the factors that could affect the adequacy of this allowance.

Inventory Valuation: The Company's inventories are valued at the lower of cost or market. Reserves for overstock and obsolescence are estimated and recorded to reduce the carrying value to estimated net realizable value. The amount of the reserve is determined based on projected sales information, plans for discontinued products and other factors. Though management considers these reserves adequate and proper, changes in sales volumes due to unexpected economic or competitive conditions are among the factors that could materially affect the adequacy of this reserve.

Income Taxes: We account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. In the preparation of the Company's consolidated financial statements, management calculates income taxes. This includes estimating the Company's current tax liability as well as assessing temporary differences resulting from different treatment of items for tax and book accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet. These assets and liabilities are analyzed regularly and management assesses the likelihood that deferred tax assets will be realized from future taxable income. The valuation allowance for deferred income tax benefits is determined based upon the expectation of whether the benefits are more likely than not to be realized.

Warranty: The Company's warranty programs vary by business groups and by product lines. Reserves for the estimated cost of product warranties are established at the time revenue is recognized. The costs of our warranty obligations are estimated based on warranty policy and the applicable contractual warranty, our historical experience of known product failure rates, our vendors' experience and material and service delivery costs incurred in correcting product failures. Management reviews the estimated warranty liability on a quarterly basis to determine its adequacy. Though management considers these balances adequate and proper, changes in the Company's warranty policy or a significant change in product defects versus historical experience are among the factors that could affect the adequacy of this reserve.

Goodwill Impairment: Goodwill is required to be evaluated for impairment on an annual basis and between annual tests upon the occurrence of certain events or circumstances, according to SFAS No. 142, Goodwill and Other Intangible Assets. The standard requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment adjustment must be recorded. The Company had net goodwill of $5,264,000 in each of the years ended December 31, 2006, 2005 and 2004. Carrying amounts of goodwill by segment as of December 31, 2006 are as follows: Suttle $1,272,000; Transition Networks $3,288,000; JDL Technologies $704,000.

Due to several factors, the JDL Technologies segment experienced lower than expected margins and return on capital invested in fiscal 2006 and 2005. Current projections are for margins and return on capital to increase to more acceptable levels. If this does not occur according to projections, the reductions in anticipated cash flow in relation the net assets of this segment may indicate that the fair value of this segment is less than book value resulting in impairment charges against earnings. At December 31, 2006 the Company assessment of the JDL segment indicated that its goodwill was not impaired. Management will continue to evaluate for any potential impairment.

The Company believes that accounting estimates related to goodwill impairment are critical because the underlying assumptions used for the discounted cash flow can change from period to period and could potentially cause a material impact to the income statement. Management's assumptions about inflation rates and other internal and external economic conditions, such as earnings growth rate, require significant judgment based on fluctuating rates and expected revenues.

Revenue Recognition: The Company recognizes revenue when the earnings process is complete, evidenced by persuasive evidence of an agreement, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. In the Suttle, Transition Networks and Austin Taylor segments, the earning process completion is evidenced through the shipment of goods, as the sales terms of these segments are FOB shipping point, the risk of loss is transferred upon shipment and there are no significant obligations subsequent to that point. Other than the sales returns as discussed above, there are not significant estimates related to revenue recognition for these segments.

JDL Technologies records revenue on hardware, software and related equipment sales and installation contracts when the products are installed and accepted by the customer. In 2005, JDL entered into a fixed-price contract with a large school district to install and upgrade its network equipment and infrastructure. Revenue under this contract was recognized on a percentage-of-completion basis. The method used to determine the progress of completion was based on the ratio of costs incurred to total estimated costs.

JDL records revenue on service contracts on a straight-line basis over the contract period. Each contract is individually reviewed to determine when the earnings process is complete. Contracts with the Virgin Islands Department of Education (VIDOE) are funded by the federal government's E-RATE program and must be approved by the Schools and Libraries Division (SLD) of the Universal Service Administration Company (USAC) before payment can be received. Due to our experience with the funding process, our history of being approved for funding for covered services and our direct involvement in the application process we have enacted a policy to recognize revenue prior to funding approval being received from the SLD so long as we can conclude that it is remote that funding will not be approved.

In order to make the "remote" conclusion quarterly we made an assessment that included consideration of the following:

- Compliance with critical e-rate program requirements by JDL and the VIDOE
- Any program changes including but not limited to the following:
    - Priority of payments,
    - Allowance of retroactive payment for services provided, etc.
- Changes in funding levels for similar applicants
- Any indications that the contract prices are not fixed (the SLD would approve amounts different than those submitted)
- Significant changes to the prices or services provided from the services that were approved in the prior year
- Prior history of payments and funding terms
- Any changes to the probability of collecting for services provided

During the years ended December 31, 2005 and 2004 we recognized revenue in advance of the funding approval by SLD because we had sufficient evidence to conclude that it was remote that funding would not be approved.

In early April 2006, we had not received funding approval for the June 30, 2005-June 30, 2006 school year. During our quarterly revenue recognition review process we received a letter from the Department of Justice (DOJ) informing us that we were the subject of an investigation regarding false claims to the E-RATE program involving the VIDOE. This investigation involved other parties as well. An internal investigation was started immediately by compiling and safeguarding relevant records.

We concluded that even if JDL was cleared of any wrongdoing, it was possible that the VIDOE might attract sanctions including debarment from the E-RATE program, which would preclude the approval of our contract with VIDOE. Based on this analysis we ceased recognizing revenue on this contract effective January 1, 2006. We continue to monitor this situation and will recognize the revenue in accordance with our policy if and when it is appropriate. During the year ended December 31, 2006 unrecognized revenue related to services provided to the VIDOE was $2,555,000.

Foreign Currency Translation: Assets and liabilities of the foreign subsidiary are translated to U.S. dollars at year-end rates, and the statements of operations are translated at average exchange rates during the year. Translation adjustments arising from the translation of the foreign affiliates' net assets into U.S dollars are recorded in other comprehensive income.

Results of Operations

2006 Compared to 2005

Sales from continuing operations were $115,440,000 in 2006, which was consistent with sales of $115,382,000 in 2005. Operating income from continuing operations declined 14% to $5,025,000 from $5,870,000 in 2005. Income from continuing operations before income taxes declined 9% to $5,723,000 from $6,318,000 in 2005. Income from continuing operations declined 2% to $4,495,000 in 2006 compared to $4,590,000 in 2005. 2006 results were affected by the adoption of a new accounting pronouncement which required recognition of an expense for stock options of $157,000. The Company sold the operations of Image Systems, Inc. in October 2005. Those operations had a net of income tax loss of $343,000 in 2005. The Company recorded an after-tax gain on the sale of the operations of $222,000.

Suttle sales declined 10% to $42,690,000 in 2006 compared to $47,324,000 in 2005. Sales to the major telephone companies declined 31% to $17,893,000 in 2006 compared to $26,094,000 in 2005. Sales to these customers accounted for 42% of Suttle's sales in 2006 compared to 55% of sales in 2005. The principal reason for the decline was the loss of contracts to provide DSL products to Suttle's largest customer. Sales under the contracts declined $7,788,000 in 2006 compared to 2005. Suttle expects to recover a portion of this business in 2007. Sales to distributors, original equipment manufacturers (OEMs), and electrical contractors increased 22% to $16,443,000 in 2006 compared to $13,491,000 in 2005. This customer segment accounted for 39% of sales in 2006 compared to 29% in 2005. International sales increased 10% to $2,683,000 and accounted for 6% of Suttle's 2006 sales. Sales to other customers increased 7% to $5,671,000.

The following table summarizes Suttle's 2006 and 2005 sales by product group:

	Suttle Sales by Product Group	
	2006	2005
Modular connecting products	$ 25,089,000	$ 25,483,000
DSL products	11,720,000	18,430,000
Structured cabling products	5,011,000	2,558,000
Other products	870,000	853,000
	$ 42,690,000	$ 47,324,000

Suttle's gross margins declined to $12,441,000 in 2006 compared to $12,998,000 in 2005. The gross margin percentage was 29% in 2006 compared to 27% in 2005. The increase in gross margin as a percentage of sales was due to the change in product mix and customer mix. Suttle realizes its highest selling margins on modular connecting products. DSL products are the least profitable. The loss of the DSL contracts for Suttle's largest customer reduced gross margins by approximately $1,600,000 in 2006. Suttle also earns better margins on sales to distributor and OEM customers where pricing is usually based on Company list prices than from major telephone customers where pricing is usually based on negotiated contracts. Competition for business with major telephone companies is intense. Suttle gave up its contract to provide DSL products to a major telephone customer in 2006 because it could not sell the products profitably at the price offered by the customer. Imports from Asia were 31% lower in 2006 than in 2005. Suttle had outsourced its DSL product manufacturing to Asian suppliers. Selling, general and administrative expenses increased 5% to $6,370,000 in 2006 from $6,089,000 in 2005. The increase was primarily due to increases in general and administrative salaries and benefits which increased $260,000 or 6%. Suttle's operating income declined 12% to $6,071,000 in 2006 from $6,909,000 in 2005.

Transition Networks sales increased 13% $52,863,000 compared to $46,952,000 in 2005. Transition Networks organizes its sales force and segments its customers geographically. Sales by customer groups in 2006 and 2005 were:

	Transition Networks Sales by Region	
	2006	2005
North America	$ 38,188,000	$ 34,363,000
Europe, Middle East, Asia	6,480,000	5,168,000
Rest of world	8,195,000	7,421,000
	$ 52,863,000	$ 46,952,000

Sales in North America increased 11% over 2005. International sales increased 17%. Sales are benefiting from the increasing reach and scope of communications networks throughout the world. Transition Networks received its largest single order ever in 2006, selling $1,700,000 of Ethernet switches that will be part of a fiber-to-the-home (FTTH) project in Slovenia. As FTTH becomes the communications standard worldwide, the Company believes the need for products that enable communications across different types of media will continue to increase.

The following table summarizes Transition Networks' 2006 and 2005 sales by product group:

	Transition Networks Sales by Product Group	
	2006	2005
Media converters	$ 45,844,000	$ 41,463,000
Ethernet switches	5,418,000	3,979,000
Ethernet adapters	1,384,000	675,000
Other products	217,000	835,000
	$ 52,863,000	$ 46,952,000

Gross margin increased to $23,261,000 in 2006 compared to $18,793,000 in 2005. Gross margin as a percentage of sales increased to 44% in 2006 compared to 40% in 2005. Gross margins in 2005 were negatively affected by a second quarter inventory write-down adjustment of approximately $1.1 million dollars. Selling, general and administrative expenses increased 8% to $18,501,000 in 2006 from $17,089,000 in 2005 due to increases in the sales force headcount and marketing program incentives and expenses. Compensation and benefits expenses increased $1,308,000 or 14%. Marketing, advertising and other selling costs increased $497,000 or 13%. On July 1, 2005, CSI consolidated the MiLAN and Transition Networks business units into one operating unit under the direction of Transition Networks management. Operating income for the combined units increased 179% to $4,760,000 in 2006 compared to $1,704,000 in 2005.

Sales by JDL Technologies, Inc. (the Company's education consulting business unit) declined to $12,929,000 in 2006 compared to $15,433,000 in 2005. The following table summarizes JDL's revenues by customer group in 2006 and 2005:

	JDL Revenue by Customer Group	
	2006	2005
Broward County FL schools	$ 7,069,000	$ 7,835,000
U.S. Virgin Islands Dept. of Education (VIDOE)	627,000	2,511,000
Oakland CA schools	3,023,000	3,622,000
All other	2,210,000	1,465,000
	$ 12,929,000	$ 15,433,000

Beginning in April 2006 JDL has been the subject (along with others) of an investigation by the U.S. Department of Justice ("DOJ") regarding false claims for E-RATE funding involving the VIDOE. In addition to cooperating with DOJ investigators since April 2006, the Company has conducted its own internal investigation of its VIDOE business. To date the Company has not been notified by the DOJ or any other agency of any program violation or the basis of any other claim. Moreover, as a result of its internal investigation the Company believes it has acted ethically and legally in its dealings with the VIDOE and the E-RATE program and that the DOJ's investigation of JDL will be resolved without material cost to the Company. However, the possibility exists that the DOJ may assert claims against JDL that, if proved, could result in materially adverse financial consequences to the Company.

During 2006, as a result of its experience with the E-RATE funding process, it became apparent that the Company's ability to receive E-RATE funds was affected by actions that might have been taken by other individuals or companies involved with the VIDOE and E-RATE programs. This gave rise to the possibility that if the VIDOE were to be sanctioned by the E-RATE program due to the actions of others, JDL might be unable to collect provided services even though JDL's conduct was compliant with the E-RATE program. It also became apparent in 2006 that JDL's contracts with the VIDOE would not be approved for payment by the SLD until the SLD was satisfied that the VIDOE was operating within the E-RATE program's legal guidelines. Accordingly, after considering the uncertainties created by the DOJ investigation of VIDOE, SLD's review of VIDOE's compliance with the E-RATE program and JDL's inability to collect for services provided without SLD approval, the Company ceased revenue recognition on JDL's VIDOE contracts effective January 1, 2006. The Company will maintain this approach into 2007 and beyond, until it becomes convinced that government approvals of E-RATE funded projects are routine and that it is remote that such funding will not be approved. (A further discussion of revenue recognition policies can be found in Note 1 to the consolidated financial statements.) Billings for services in 2006 to the VIDOE that went unrecognized in 2006 totaled $2,555,000. In April and May 2007, JDL Technologies' contracts to provide maintenance, interconnection and internet access services to the U.S. Virgin Islands Department of Education for the 2005 – 2006 and 2006 – 2007 school years were approved by the Schools and Libraries Division (SLD) of the Universal Service Administration Company. The Company will recognize the $2,555,000 of revenue from these contracts in its second quarter 2007 financial statements.

In the second quarter of 2005, JDL entered into a fixed-price contract with the Oakland, CA school district to install and upgrade its network equipment and infrastructure. The total value of this contract was $6,645,000. Revenues and earnings under this contract were recognized based on Company estimates using the percentage-of-completion method. Revenues recognized on the contract were $3,023,000 and $3,622,000 in 2006 and 2005, respectively. Margins recognized on the contract were $192,000 and $413,000 in 2006 and 2005, respectively. The contract was completed in 2006.

Revenues earned in Broward County FL declined $766,000 or 10% in 2006. The revenue decline was due to lower equipment sales to the school district, which has largely completed its communications infrastructure build-out. JDL does not anticipate future equipment sales to approach 2005 levels. The decline in equipment sales was offset in part by increased sales of network operations services. JDL also offers training and professional development services to school districts throughout the U.S. Revenues from these services increased 51% to $1,014,000 in 2006.

Gross margins earned by JDL in 2006 declined to $1,507,000 in 2006 compared to $5,079,000 in 2005. Gross margins in 2006 were negatively impacted by the absence of E-RATE revenues from JDL's VIDOE contracts. Margins were also negatively affected by increased depreciation charges on plant investments in the U.S. Virgin Islands and higher than anticipated costs on the Oakland project and on lower margin equipment sales to Broward County. Selling, general and administrative expenses increased 5% to $4,708,000 from $4,489,000 in 2005. The increase was due to legal and professional fees incurred associated with the Department of Justice investigation of the E-RATE program. JDL had an operating loss of $3,202,000 in 2006 compared to operating income of $590,000 in 2005.

Austin Taylor's revenues increased 23% in 2006 to $6,958,000. Gross margin increased to $1,378,000 in 2006 from $651,000 in 2005. Gross margin as a percentage of sales improved to 20% in 2006 from 11% in 2005. Operating income in 2006 was $385,000 compared to an operating loss of $935,000 in 2005. Austin Taylor restructured its business in 2006. Employee headcount was reduced, sales of unprofitable products were discontinued and manufacturing of other products was outsourced to Asian manufacturers. This process enabled Austin Taylor to compete more successfully for business and expand its profit margins.

Net investment and other income increased to $698,000 in 2006 compared to $448,000 in 2005 due to increased earnings on cash investments. The Company generally invested its excess cash in high quality, tax advantaged municipal bond funds in 2006. At December 31, 2005 Austin Taylor had a net operating loss (NOL) carryforward in the United Kingdom (U.K.) of $1,354,000, which was fully reserved by the Company because of uncertainty about the ability of Austin Taylor to utilize the tax benefits. The Company utilized a portion of the NOL carryforward to offset Austin Taylor's 2006 tax expense. The combination of the NOL benefit, the tax free interest income and reduced reserves for exposures to state and foreign income taxes dropped the Company's 2006 tax rate to 21% compared to a normal U.S. rate of 34%.

2005 Compared to 2004

Sales from continuing operations in 2005 increased 6% to $115,382,000 compared to $108,555,000 in 2004. Operating income from continuing operations in 2005 decreased to $5,870,000 compared to $7,629,000 in 2004. CSI's continuing operations are now in four principal business units: Suttle, JDL Technologies and Transition Networks and Austin Taylor. In 2005, Image Systems was sold and MiLAN Technologies was merged into Transition Networks. The Company's core business units providing broadband products and Digital Subscriber Line (DSL) products continued to show growth in 2005.

Suttle sales increased to $47,324,000 in 2005 compared to $40,114,000 in 2004 due to increased volumes with existing and new customers. Sales to the major telephone companies increased 17% to $26,094,000 in 2005 compared to $22,388,000 in 2004. Sales to these customers accounted for 55% of Suttle's sales in 2005 and 56% of sales in 2004. Sales to distributors, original equipment manufacturers (OEMs), and electrical contractors increased to $13,491,000 in 2005 compared to $9,554,000 in 2004. Suttle discontinued contract manufacturing operations and sales in the fourth quarter of 2004. Contract manufacturing sales totaled $2,480,000 in the first nine months of 2004.

Suttle's gross margins increased to $12,998,000 in 2005 compared to $9,961,000 in 2004. The gross margin percentage was 27% in 2005 compared to 25% in 2004. The gross margin percentage increase was due to cost reductions gained by shifting more manufacturing to a lower cost plant in Costa Rica, continuing to outsource more manufacturing of certain products to Asia and increased business volumes. Selling, general and administrative expenses increased to $6,089,000 in 2005 compared to $5,201,000 in 2004. The increase was primarily due to increases in sales incentives, more aggressive marketing and selling programs and higher general and administrative salaries. Suttle's operating income was $6,909,000 in 2005 compared to operating income of $4,760,000 in 2004.

Transition Networks sales decreased to $46,952,000 in 2005 compared to $52,443,000 in 2004. The decrease in sales was due to softer demand for media conversion and switching products in 2005 compared to 2004. Gross margin decreased to $18,793,000 in 2005 from $21,174,000 in 2004. The business recorded an inventory write-down adjustment of approximately $1.1 million dollars in the second quarter of 2005 associated with the absorption of MiLAN Technology which negatively impacted gross margin dollars. However, gross margin as a percentage of sales remained at 40% in 2005 and 2004 due to sales of higher margin products. Selling, general and administrative expenses increased to $17,089,000 in 2005 compared to $16,640,000 in 2004 due to an increase in the sales force headcount and marketing program incentives and expenses. MiLAN also recorded severance costs of $170,000 in 2005 and $0 in 2004. Operating income for this segment decreased to $1,704,000 in 2005 compared to $4,533,000 in 2004. On July 1, 2005, CSI consolidated the MiLAN and Transition Networks business units into one operating unit under the direction of Transition Networks management. Operations subsequent to July 1, 2005 have proven to be successful and include a 30% staff reduction in the former MiLAN operations.

Sales by JDL Technologies, Inc. (the Company's education consulting business unit) increased to $15,433,000 in 2005 compared to $7,969,000 in 2004. The increase was due to higher sales of network equipment and connectivity services in 2005 as compared to 2004 due to new contracts awarded with new and current client school districts. In the second quarter of 2005, JDL entered into a fixed-price contract with a large school district to install and upgrade its network equipment and infrastructure. The total value of this contract was $6,645,000. As of December 31, 2005, costs and estimated earnings under this contract recognized on a percentage-of-completion basis totaled $3,622,000. Total billings for this contract were $2,388,000. The method used to determine the progress of completion is based on the ratio of costs incurred to total estimated costs. Gross margin in 2005 increased to $5,079,000 compared to $4,199,000 in 2004. Gross margin as a percentage of sales decreased to 33% in 2005 from 53% in 2004 period due to an increase in lower margin sales of network equipment to client school districts, lower margin with a large wiring contract, increased expenses for a major network renovation that JDL owns and manages for a large customer and increased expenses from expanding JDL Florida operations. Selling, general and administrative expenses increased to $4,489,000 in 2005 compared to $3,015,000 in the same period of 2004 due to higher sales headcount and increased marketing and administrative salaries including costs of expanding JDL's Florida operations. JDL's operating income was $590,000 in 2005 compared to operating income of $1,184,000 in 2004.

Austin Taylor's revenues decreased 29% to $5,674,000 in 2005 compared to $8,029,000 in 2004. Gross margin increased to $651,000 in 2005 from $275,000 in 2004. Gross margin as a percentage of sales improved to 11% in 2005 from 3% in 2004. Austin Taylor had operating losses of $935,000 and $450,000 in 2005 and 2004 respectively. Austin Taylor began a restructuring plan in 2005. Employee headcount was reduced, which resulted in severance expenses charged against earnings, sales of unprofitable products were discontinued and manufacturing of other products was outsourced to Asian manufacturers. The Company had entered into negotiations and had a plan to sell Austin Taylor. However, the Company could not obtain terms it regarded as beneficial to shareholders, and made the determination to keep and restructure the operations.

Consolidated net investment and other income increased to $448,000 in 2005 compared to $167,000 in 2004 due to increased earnings on invested cash and money market balances. Consolidated income from continuing operations before income taxes decreased to $6,318,000 in 2005 compared to $7,796,000 in 2004. Due to the closing of the Company's Puerto Rico operations and completion of an examination by the Internal Revenue Service of the Company's federal income tax returns for the year ended December 31, 2002 the Company (in 2005) reviewed and its estimated accrued tax liabilities. The review process led the Company to conclude that its tax liabilities were significantly overaccrued. Adjustments to correct the overaccruals gave the Company an effective tax rate of 27% in fiscal year 2005 compared to an effective rate of 37% in 2004. The Company expects that the effective income tax rate for fiscal 2006 will be approximately 37%. Consolidated net income including discontinued operations in 2005 decreased slightly to $4,470,000 compared to $4,763,000 in 2004.

Net income includes the discontinued operations of Image Systems, a medical and technical imaging business unit located in Eden Prairie, Minnesota. Effective October 1, 2005, the Company negotiated an agreement to sell the inventory, equipment and all intangibles (trade names, intellectual property, etc.) of Image Systems to Richardson Electronics, Ltd. for approximately $1.5 million. The Company recorded an after tax gain on the sale in the fourth quarter of 2005 of approximately $222,000.

Acquisitions and Dispositions

The Company is a growth-oriented manufacturer of telecommunications connecting and networking devices. The Company is continuing to search for acquisition candidates with products that will enable the Company to better serve its target markets.

Effects of Inflation

Inflation has not had a significant effect on operations. The Company does not have long-term production or procurement contracts and has historically been able to adjust pricing and purchasing decisions to respond to inflationary pressures.

Liquidity and Capital Resources

At December 31, 2006, the Company had approximately $28,751,000 of cash and cash equivalents compared to $26,661,000 of cash and cash equivalents at December 31, 2005. The Company had current assets of approximately $78,410,000 and current liabilities of $9,454,000 at December 31, 2006 compared to current assets of $78,748,000 and current liabilities of $11,700,000 at the end of 2005.

Cash flow provided by operating activities was approximately $6,641,000 in 2006 compared to $4,582,000 provided by operations in 2005. The increase was primarily due to slower growth of the Company's inventory levels, and the completion and billing of JDL's Oakland project, which had costs and estimated earnings in excess of billings of $1,233,000 at December 2005.

Investing activities used $1,429,000 of cash in 2006 compared to using $2,768,000 of cash in 2005. Purchases of new plant and equipment totaled $2,475,000 in 2006, of which $1,584,000 went to support JDL's investment in the Virgin Island's educational network. The Company expects to invest approximately $1,700,000 in plant and equipment additions in 2007. In 2006 the Company also collected its $1,103,000 receivable outstanding from the sale of Image Systems Corporation.

Net cash used by financing activities was $2,923,000 in 2006 compared to $1,173,000 in 2005. Cash dividends paid on common stock increased to $2,971,000 in 2006 from $2,307,000 in 2005. The Company's quarterly dividend rate increased from $.08 per share at January 1, 2006 to $.10 per share at January 1, 2007. Proceeds from common stock issuances, principally exercises of employee stock options, totaled approximately $732,000 in 2006 and $1,164,000 in 2005. The Company purchased in open market transactions and retired 68,681 shares for $756,000 in 2006 and 12,154 shares for $133,000 in 2005. At December 31, 2006, Board of Director authorizations to purchase approximately 202,000 additional shares remained in effect. The Company may purchase and retire additional shares in 2007 if warranted by market conditions and the Company's financial position.

The Company revoked its Section 936 election effective January 1, 2002 and has included all subsequent revenues and expenses related to Puerto Rico operations in its consolidated federal income tax group. Distributions by Suttle Caribe, Inc. to the parent company of income earned prior to December 31, 2000 are subject to a tollgate tax at rates which, depending on various factors, range from 3.5% to 10%. The cumulative amount of prior earnings on which no tollgate tax has been paid was approximately $11,054,000 at December 31, 2006. The Company had accrued $1,572,000 to pay its tollgate tax obligations and associated interest and penalties. We expect to settle these obligations in 2007.

Due to the closing of the Company's Puerto Rico operations and completion of an examination by the Internal Revenue Service of the Company's federal income tax returns for the year ended December 31, 2002 the Company (in 2005) reviewed its estimated accrued tax liabilities. The review process led the Company to reduce its tax reserves by $950,000, resulting in an effective tax rate of 27% in fiscal year 2005. Due to the effects of the Company's tax position in the United Kingdom and a reduced estimate of its exposure to other state and foreign income taxes, its effective rate in 2006 was 21%. The Company expects that the effective income tax rate for fiscal 2007 will be approximately 36%.

In 2005, the Board of Directors of Suttle Costa Rica S. A. declared a dividend in the amount of $3,500,000 payable to the Company. The dividend and related dividend reinvestment plan qualify under IRC Sec. 965. which allows the Company to receive an 85% dividend received deduction provided the amount of the dividend is reinvested in the United States pursuant to a domestic reinvestment plan. Approximately, $3,100,000 of qualified capital expenditures were purchased in 2005 and the balance was acquired in 2006.

At December 31, 2006 approximately $654,000 of assets were invested in the Company's assembly plant subsidiary in Costa Rica. The Company expects to maintain assets in Costa Rica as needed to support the continued operation of the Suttle subsidiary. The Company uses the U.S. dollar as its functional currency in Costa Rica. Accordingly, the Company believes its risk of material loss due to fluctuations in foreign currency markets to be small.

The Company had no outstanding obligations under its line of credit at December 31, 2006 and 2005. The Company's entire credit line ($10,000,000 at March 1, 2007) is available for use. The current line of credit expires September 30, 2007. Management believes that we will be able to renew the line on terms acceptable to the Company; however this can not be assured. In the opinion of management, based on the Company's current financial and operating position and projected future expenditures, sufficient funds are available to meet the Company's anticipated operating and capital expenditure needs.

Contractual Obligation Summary

The Company leases land, buildings and equipment under operating leases with original terms from one to five years. Certain of these leases contain renewal and purchase options. Rent expense charged to continuing operations was $1,331,000, $1,114,000 and $1,232,000 in 2006, 2005 and 2004 respectively. In 2005 and 2004 the Company subleased a portion of one of its offices. Sublease income received was $66,000 and $71,000 in 2005 and 2004 respectively.

The following table summarizes our future payments on contractual obligations outstanding at December 31, 2006:

Operating Lease Obligations:		
2007	$	654,000
2008		296,000
2009		163,000
2010		3,000
Thereafter		-
	$	1,116,000

As of December 31, 2006, the Company had no other material commitments (either cancelable or non-cancelable) for capital expenditures, short or long term debt, capital leases or other purchase commitments related to ongoing operations.

Recently Issued Accounting Pronouncements

In July 2006 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Income Taxes – an interpretation of FASB Statement No. 109", which clarifies accounting for uncertain tax positions. FIN 48 requires the Company to recognize the impact of a tax position in the Company's financial statements if that position is likely to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company beginning January 1, 2007. The Company has not determined the impact of the adoption of FIN 48 will have on the Company's consolidated financial statements.

In September 2006 the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands fair value disclosure requirements. SFAS No. 157 applies whenever another accounting standard requires (or permits) assets or liabilities to be measured at fair value, but does not expand the use of fair value to new circumstances. SFAS No. 157 is effective beginning in 2008. The Company has not yet determined the effect SFAS No. 157 will have on its financial statements.

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans" on December 31, 2006. SFAS No. 158 requires the Company to recognize the funded status of its post retirement plans on the balance sheet and recognize as a component of accumulated other comprehensive income the gains and losses, prior service costs or credits that occur during the financial year but are not recognized as components of the Company's pension costs. The adoption of SFAS No. 158 caused the Company to adjust its 2006 financial statements to include $200,000 of previously unrecognized actuarial gains in Austin Taylor's pension plan funds.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The amendment to SFAS No. 115 applies to all entities with investments in available-for-sale or trading securities. The statement is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect SFAS No. 159 will have on its financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has no freestanding or embedded derivatives. The Company's policy is to not use freestanding derivatives and to not enter into contracts with terms that cannot be designated as normal purchases or sales.

The vast majority of our transactions are denominated in U.S. dollars; as such, fluctuations in foreign currency exchange rates have historically not been material to the Company. At December 31, 2006 our bank line of credit carried a variable interest rate based on our bank's average certificate of deposit rate plus 1.5%. The Company's investments are money market type of investments that earn interest at prevailing market rates and as such do not have material risk exposure.

Based on the Company's operations, in the opinion of management, the Company is not exposed to material future losses due to market risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

(a) FINANCIAL STATEMENTS

REPORT OF MANAGEMENT

The management of Communications Systems, Inc. and its subsidiary companies is responsible for the integrity and objectivity of the financial statements and other financial information contained in the annual report. The financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's informed judgments and estimates.

In fulfilling its responsibilities for the integrity of financial information, management maintains accounting systems and related controls. These controls provide reasonable assurance, at appropriate costs, that assets are safeguarded against losses and that financial records are reliable for use in preparing financial statements. Management recognizes its responsibility for conducting the Company's affairs according to the highest standards of personal and corporate conduct.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets with the independent auditors and management periodically to review accounting, auditing, financial reporting and internal control matters. The independent auditors have free access to this committee, without management present, to discuss the results of their audit work and their opinion on the adequacy of internal financial controls and the quality of financial reporting.

/s/ Curtis A. Sampson
Curtis A. Sampson
Chairman and Chief Executive Officer

/s/ Paul N. Hanson
Paul N. Hanson
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Communications Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Communications Systems, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also include the financial statement schedule listed in the Index at Item 15. The consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Minneapolis, Minnesota
May 15, 2007

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31 2006	December 31 2005
CURRENT ASSETS:		
Cash and cash equivalents	$ 28,751,172	$ 26,660,533
Trade accounts receivable, less allowance for doubtful accounts of $585,000 and $1,673,000, respectively	19,678,301	20,460,380
Receivable from sale of discontinued operations		1,102,881
Related party receivables	84,115	110,865
Inventories	25,331,621	24,492,518
Costs and estimated earnings in excess of billings		1,233,368
Prepaid income taxes	320,682	
Other current assets	753,704	980,556
Deferred income taxes	3,490,682	3,706,795
TOTAL CURRENT ASSETS	78,410,277	78,747,896
PROPERTY, PLANT AND EQUIPMENT, net	8,579,932	8,299,601
OTHER ASSETS:		
Goodwill	5,264,095	5,264,095
Deferred income taxes	330,042	402,418
Other assets	138,493	169,354
TOTAL OTHER ASSETS	5,732,630	5,835,867
TOTAL ASSETS	$ 92,722,839	$ 92,883,364

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES:		
Accounts payable	$ 3,192,671	$ 5,188,316
Accrued compensation and benefits	3,204,285	3,072,768
Other accrued liabilities	2,184,327	1,786,957
Dividends payable	872,668	698,616
Income taxes payable		953,516
TOTAL CURRENT LIABILITIES	9,453,951	11,700,173
LONG TERM LIABILITIES:		
Long-term compensation plans	310,620	401,062
Pension liabilities	413,180	930,953
TOTAL LONG-TERM LIABILITIES	723,800	1,332,015
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, par value $1.00 per share; 3,000,000 shares authorized; none issued		
Common stock, par value $.05 per share; 30,000,000 shares authorized; 8,732,429 and 8,670,523 shares issued and outstanding, respectively	436,621	433,527
Additional paid-in capital	33,488,345	32,405,873
Retained earnings	48,203,511	47,346,552
Accumulated other comprehensive income (loss)	416,611	(334,776)
TOTAL STOCKHOLDERS' EQUITY	82,545,088	79,851,176
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 92,722,839	$ 92,883,364

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31		
	2006	2005	2004
Sales from continuing operations	$ 115,439,570	$ 115,382,427	$ 108,554,921
Costs and expenses:			
Cost of sales	76,852,425	77,861,446	72,946,743
Selling, general and administrative expenses	33,561,761	31,651,061	27,979,613
Total costs and expenses	110,414,186	109,512,507	100,926,356
Operating income from continuing operations	5,025,384	5,869,920	7,628,565
Other income and (expenses):			
Investment and other income	728,132	485,456	214,338
Interest and other expense	(30,436)	(37,635)	(47,373)
Other income, net	697,696	447,821	166,965
Income from continuing operations before income taxes	5,723,080	6,317,741	7,795,530
Income tax expense	1,228,000	1,728,000	2,865,000
Income from continuing operations	4,495,080	4,589,741	4,930,530
Discontinued operations:			
Loss from discontinued operations (net of tax benefits of $201,000 for 2005 and $97,000 for 2004)		(342,373)	(167,797)
Gain on disposition of discontinued operations (net of taxes of $131,000 for 2005)		222,430	
Net loss from discontinued operations	0	(119,943)	(167,797)
Net income	4,495,080	4,469,798	4,762,733
Other comprehensive (loss) income:			
Additional minimum pension liability adjustment	464,093	(530,993)	
Foreign currency translation adjustment	87,558	(170,099)	170,939
Total other comprehensive income	551,651	(701,092)	170,939
Comprehensive income	$ 5,046,731	$ 3,768,706	$ 4,933,672
Basic net income (loss) per share:			
Continuing operations	$ .52	$ .53	$ .60
Discontinued operations	$ -	$ (.01)	$ (.02)
	$ .52	$ .52	$ .58
Diluted net income (loss) per share:			
Continuing operations	$ .51	$ .52	$ .59
Discontinued operations	$ -	$ (.01)	$ (.02)
	$ .51	$ .51	$ .57
Average Basic Shares Outstanding	8,722,172	8,577,066	8,263,041
Average Dilutive Shares Outstanding	8,807,377	8,715,885	8,320,614
Dividends per share	$ .34	$ .27	$ .17

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (Loss)	Total
	Shares	Amount				
BALANCE AT DECEMBER 31, 2003	8,185,371	$ 409,268	$ 27,954,636	$ 42,278,484	$ 195,377	$ 70,837,765
Net income				4,762,733		4,762,733
Issuance of common stock under Employee Stock Purchase Plan	22,193	1,110	160,489			161,599
Issuance of common stock to Employee Stock Ownership Plan	33,000	1,650	262,724			264,374
Issuance of common stock under Employee Stock Option Plan	263,170	13,159	2,233,212			2,246,371
Tax benefit from non-qualified employee stock options			195,976			195,976
Purchase of common stock	(1,034)	(52)	(3,555)	(4,873)		(8,480)
Shareholder dividends				(1,580,005)		(1,580,005)
Other comprehensive income					170,939	170,939
BALANCE AT DECEMBER 31, 2004	8,502,700	425,135	30,803,482	45,456,339	366,316	77,051,272
Net income				4,469,798		4,469,798
Issuance of common stock under Employee Stock Purchase Plan	25,351	1,268	171,335			172,603
Issuance of common stock to Employee Stock Ownership Plan	32,484	1,624	392,113			393,737
Issuance of common stock under Employee Stock Option Plan	122,142	6,107	985,162			991,269
Tax benefit from non-qualified employee stock options			103,602			103,602
Purchase of common stock	(12,154)	(608)	(49,820)	(82,774)		(133,202)
Shareholder dividends				(2,496,811)		(2,496,811)
Other comprehensive loss					(701,092)	(701,092)
BALANCE AT DECEMBER 31, 2005	8,670,523	433,526	32,405,874	47,346,552	(334,776)	79,851,176
Net income				4,495,080		4,495,080
Issuance of common stock under Employee Stock Purchase Plan	12,970	648	118,330			118,978
Issuance of common stock to Employee Stock Ownership Plan	31,551	1,578	385,872			387,450
Issuance of common stock under Employee Stock Option Plan	86,066	4,303	608,523			612,826
Tax benefit from non-qualified employee stock options			72,663			72,663
Stock based compensation			156,878			156,878
Purchase of common stock	(68,681)	(3,434)	(259,795)	(493,007)		(756,236)
Shareholder dividends				(3,145,114)		(3,145,114)
Other comprehensive income					551,651	551,651
SFAS No. 158 transition adjustment					199,736	199,736
BALANCE AT DECEMBER 31, 2006	8,732,429	$ 436,621	$ 33,488,345	$ 48,203,511	$ 416,611	$ 82,545,088

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,495,080	$ 4,469,798	$ 4,762,733
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,354,003	2,016,256	2,271,569
Share based compensation	156,878		
Deferred taxes	288,489	(425,838)	733,251
Gain on sale of assets			(11,748)
Gain on sale of discontinued operations		(222,430)	
Excess tax benefit from stock based payments	(72,663)	(103,602)	(195,976)
Changes in assets and liabilities net of effects from acquisitions:			
Trade and related party receivables	1,024,502	1,716,560	1,377,475
Inventories	(654,166)	(2,140,638)	1,280,612
Costs and estimated earnings in excess of billings	1,233,368	(1,233,368)	
Prepaid income taxes	(320,682)		
Other current assets	235,062	(23,046)	266,694
Accounts payable	(2,038,951)	606,167	2,206,175
Accrued compensation and benefits	41,075	497,960	571,944
Other accrued expenses	762,542	(237,891)	6,965
Income taxes payable	(880,987)	(749,464)	1,164,855
Pension liability	17,884	411,519	
Net cash provided by operating activities	6,641,434	4,581,983	14,434,549
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(2,474,650)	(3,237,585)	(1,976,748)
Purchases of other assets	(57,000)		
Proceeds from sales of other assets		19,242	104,057
Proceeds from the sale of fixed assets			53,396
Payment for purchase of Image Systems Corporation			(2,801,683)
Proceeds from the sale of discontinued operations	1,102,881	450,000	
Net cash used in investing activities	(1,428,769)	(2,768,343)	(4,620,978)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(2,971,062)	(2,307,164)	(1,398,434)
Proceeds from issuance of common stock	731,804	1,163,872	2,407,970
Excess tax benefit from stock based payments	72,663	103,602	195,976
Purchase of common stock	(756,236)	(133,202)	(8,480)
Net cash (used in) provided by financing activities	(2,922,831)	(1,172,892)	1,197,032
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	(199,195)	177,205	(109,277)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,090,639	817,953	10,901,326
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,660,533	25,842,580	14,941,254
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 28,751,172	$ 26,660,533	$ 25,842,580
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Income taxes paid	$ 2,628,894	$ 2,511,066	$ 1,841,526
Interest paid	30,436	37,635	47,373
Dividends declared not paid	872,668	698,616	508,969
Receivable from sale of discontinued operations		1,102,881	

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: Communications Systems, Inc. (herein collectively called "CSI", "our" or the "Company") is a Minnesota corporation organized in 1969 which operates directly and through its subsidiaries located in the United States, Costa Rica and the United Kingdom. CSI is principally engaged through its Suttle and Austin Taylor business units in the manufacture and sale of modular connecting and wiring devices for voice and data communications, digital subscriber line filters, and structured wiring systems and through its Transition Networks business unit in the manufacture of media and rate conversion products for telecommunications networks. CSI also provides through its JDL Technologies business unit network design, training services, general contracting of computer infrastructure installations, provisioning of high-speed internet access and maintenance support of network operation centers for K-12 schools.

The Company classifies its businesses into four segments: *Suttle*, which manufactures U.S. standard modular connecting and wiring devices for voice and data communications; *Transition Networks* subsidiary that design and market data transmission, computer network and media conversion products and print servers; *Austin Taylor,* which manufactures British standard line jacks, patch panels, metal boxes, distribution and central office frames; and *JDL Technologies, (JDL)*, which provides telecommunications network design, specification and training services to educational institutions; Non-allocated general and administrative expenses are separately accounted for as "Other" is the Company's segment reporting. There are no material intersegment revenues.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and accounts have been eliminated.

Use of estimates: The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company uses estimates based on the best information available in recording transactions and balances resulting from operations. Actual results could differ from those estimates. The Company's estimates consist principally of reserves for doubtful accounts, sales returns, warranty costs, lower of cost or market inventory adjustments, percentage-of-completion, provisions for income taxes and deferred taxes and depreciable lives of fixed assets.

Cash equivalents: For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Accounts receivable from related parties: The Company provides services for Hector Communications Corporation ("HCC"), a former subsidiary of the Company. In November 2006, HCC was the subject of a transaction in which it was acquired by three Minnesota based telecommunications companies unrelated to CSI. Prior to the transaction, several of the Company's officers and directors worked in similar capacities for HCC. Outstanding receivable balances from HCC were $8,000 and $51,000 at December 31, 2006 and 2005, respectively. Accounts with HCC are paid on a current basis during the year. The Company also has certain receivables from employees and an officer, the majority of which are repaid through biweekly payroll deductions. These receivables totaled $76,000 and $60,000 as of December 31, 2006 and 2005 respectively.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Provision to reduce inventories to the lower of cost or market is made based on a review of excess and obsolete inventories, estimates of future sales, examination of historical consumption rates and the related value of component parts.

Receivable from sale of discontinued operations: This receivable was the balance due from the sale of the Company's Image Systems business unit sold in the fourth quarter of 2005. The original amount was $1,288,000. The receivable was collected in full in 2006.

Property, plant and equipment: Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method. Depreciation included in cost of sales and selling, general and administrative expenses for continuing operations was $2,266,000, $1,882,000 and $2,199,000 for 2006, 2005 and 2004, respectively. Maintenance and repairs are charged to operations and additions or improvements are capitalized. Items of property sold, retired or otherwise disposed of are removed from the asset and accumulated depreciation accounts and any gains or losses on disposal are reflected in operations.

Goodwill and other intangible assets: Goodwill represents the amount by which the purchase prices (including liabilities assumed) of acquired businesses exceed the estimated fair value of the net tangible assets and separately identifiable assets of these businesses. Under Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" goodwill and intangible assets with indefinite useful lives are not amortized, but are tested at least annually for impairment. We reassess the value of our reporting units and related goodwill balances at the beginning of the first quarter of each fiscal year and at other times if events have occurred or circumstances exist that indicate the carrying amount of goodwill may not be recoverable. Accordingly, we have determined that there was no impairment as of January 1, 2007 and no events occurred during the year ended December 31, 2006 that indicated our remaining goodwill might be impaired. As of December 31, 2006 and 2005, the Company had net goodwill of $5,264,000. Intangible assets with definite useful lives (consisting of now fully amortized royalty agreements) were amortized over an estimated useful life of five years. Amortization included in costs and expenses for continuing operations was $88,000, $135,000 and $46,000 in 2006, 2005 and 2004, respectively.

Recoverability of long-lived assets: The Company reviews its long-lived assets periodically to determine potential impairment by comparing the carrying value of the assets with expected net cash flows expected to be provided by operating activities of the business or related products. If the sum of the expected future net cash flows is less than the carrying value, an impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset.

Warranty: The Company reserves for the estimated cost of product warranties at the time revenue is recognized. We estimate the costs of our warranty obligations based on our warranty policy or applicable contractual warranty, historical experience of known product failure rates, and use of materials and service delivery costs incurred in correcting product failures. Management reviews the estimated warranty liability on a quarterly basis to determine its adequacy.

The following table presents the changes in the Company's warranty liability for continuing operations for the years ended December 31, 2006 and 2005, which relate to normal product warranties and a five year obligation to provide for potential future liabilities for certain network equipment sales:

	Year Ended December 31	
	2006	2005
Beginning balance	$ 530,000	$ 875,000
Amounts charged to (recovered from) expense	266,000	(172,000)
Actual warranty costs paid	(213,000)	(173,000)
Ending balance	$ 583,000	$ 530,000

Comprehensive income: The components of comprehensive income for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Net income	$ 4,495,080	$ 4,469,798	$ 4,762,733
Foreign currency translation	87,558	(170,099)	170,939
Minimum pension liability	464,093	(530,993)	
Total other comprehensive income	551,651	(701,092)	170,939
Total comprehensive income	$ 5,046,731	$ 3,768,706	$ 4,933,672

The components of accumulated other comprehensive income (loss) are as follows:

	December 31	
	2006	2005
Foreign currency translation	$ 283,775	$ 196,217
Minimum pension liability	(66,900)	(530,993)
Adoption of SFAS No. 158	199,736	
	$ 416,611	$ (334,776)

The functional currency of Austin Taylor is the British pound. Assets and liabilities denominated in this foreign currency were translated into U.S. dollars at year-end exchange rates. Revenue and expense transactions were translated using average exchange rates. The cumulative foreign currency translation balance is $284,000 and $196,000 at December 31, 2006 and 2005, respectively. Suttle Costa Rica uses the U.S. dollar as its functional currency.

Revenue recognition: The Company's manufacturing operations (Suttle, Transition Networks and Austin Taylor) recognize revenue when the earnings process is complete, evidenced by persuasive evidence of an agreement, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recognized for domestic and international sales at the shipping point based on shipping terms of FOB shipping point. Risk of loss transfers at the point of shipment and the Company has no further obligation after such time. Sales are made directly to customers and through distributors. Payment terms for distributors are consistent with the terms of the Company's direct customers. The Company records a provision for sale returns, sales incentives and warranty costs at the time of the sale based on historical experience and current trends.

JDL Technologies generally records revenue on hardware, software and related equipment sales and installation contracts when the products are installed and accepted by customer. In 2005, JDL entered into a long-term fixed-price contract with a large school district to install and upgrade its network equipment and infrastructure. Revenue under this contract was recognized on a percentage-of-completion basis under Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The method used to determine the progress of completion for this contract is based on the ratio of costs incurred to total estimated costs. The following table summarizes costs incurred and billings and earnings recognized on the contract:

	Year Ended December 31	
	2006	2005
Beginning balance	$ 1,233,368	$ -
Cost incurred on construction-type contracts	2,831,137	3,208,964
Less – billings	(4,256,821)	(2,388,429)
Plus – estimated earnings recognized	192,316	412,833
Ending balance	$ -	$ 1,233,368

JDL records revenue on service contracts on a straight-line basis over the contract period. Each contract is individually reviewed to determine when the earnings process is complete. Contracts with the Virgin Islands Department of Education (VIDOE) are funded by the federal government's E-RATE program and must be approved by the Schools and Libraries Division (SLD) of the Universal Service Administration Company (USAC) before payment can be received. Due to our experience with the funding process, our history of being approved for funding for covered services and our direct involvement in the application process we have enacted a policy to recognize revenue prior to funding approval being received from the SLD so long as we can conclude that it is remote that funding will not be approved.

In order to make the "remote" conclusion quarterly we made an assessment that included consideration of the following:

- Compliance with critical e-rate program requirements by JDL and the VIDOE
- Any program changes including but not limited to the following:
  - Priority of payments,
  - Allowance of retroactive payment for services provided, etc.
- Changes in funding levels for similar applicants
- Any indications that the contract prices are not fixed (the SLD would approve amounts different than those submitted)
- Significant changes to the prices or services provided from the services that were approved in the prior year
- Prior history of payments and funding terms
- Any changes to the probability of collecting for services provided

During the years ended December 31, 2005 and 2004 we recognized revenue in advance of the funding approval by SLD because we had sufficient evidence to conclude that it was remote that funding would not be approved.

In early April 2006, we had not received funding approval for the June 30, 2005-June 30, 2006 school year. During our quarterly revenue recognition review process we received a letter from the Department of Justice (DOJ) informing us that we were the subject of an investigation regarding false claims to the E-RATE program involving the VIDOE. This investigation involved other parties as well. An internal investigation was started immediately by compiling and safeguarding relevant records.

We concluded that even if JDL was cleared of any wrongdoing, it was possible that the VIDOE might attract sanctions including debarment from the E-RATE program, which would preclude the approval of our contract with VIDOE. Based on this analysis we ceased recognizing revenue on this contract effective January 1, 2006. We continue to monitor this situation and will recognize the revenue in accordance with our policy if and when it is appropriate. During the year ended December 31, 2006 unrecognized revenue related to services provided to the VIDOE was $2,555,000.

Research and development: Research and development costs consist of outside testing services, equipment and supplies associated with enhancing existing products and developing new products. Research and development costs are expensed when incurred and totaled $587,000 in 2006, $553,000 in 2005 and $679,000 in 2004.

Net income per share: Basic net income per common share is based on the weighted average number of common shares outstanding during each year. Diluted net income per common share adjusts for the effect the dilutive effect of potential common shares outstanding. The Company's only potential common shares outstanding are stock options, which resulted in a dilutive effect of 85,205 shares, 138,819 shares and 57,573 shares in 2006, 2005 and 2004, respectively. The Company calculates the dilutive effect of outstanding options using the treasury stock method. The number of shares not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of common stock during the year for 2006, 2005, and 2004 was 130,900, 289,719 and 344,200, respectively.

Stock compensation: On January 1, 2006 the Company adopted SFAS No. 123(R), "Share-Based Payment", which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company adopted SFAS No. 123(R) using the modified prospective method, under which prior periods are not restated. Prior to January 1, 2006, the Company applied APB Opinion No. 25 for measurement and recognition of stock-based transactions with its employees and accordingly no stock-based employee compensation cost was reflected in the consolidated statements of income and comprehensive income. If the Company had recognized compensation cost for its stock based transactions using the method prescribed by SFAS No. 123R for the years ended December 31, 2005 and 2004, pro forma net income and net income per share would have been as follows:

	Year Ended December 31	
	2005	2004
Net income as reported	$ 4,469,798	$ 4,762,733
Stock compensation expense, net of tax	$ (325,000)	$ (378,000)
Pro forma net income	$ 4,144,798	$ 4,384,733
Earnings per share:		
Basic - as reported	$ .52	$ .58
Basic - pro forma	$ .48	$ .53
Diluted - as reported	$ .51	$ .57
Diluted - pro forma	$ .48	$ .53

Information on the Company's stock-based compensation plans and data used to calculate compensation expense in the table above are described in more detail in Note 7.

Basis of presentation: Certain prior year amounts reported on the Company's consolidated financial statements have been reclassified to conform to 2006 presentation. Such reclassifications had no impact on total consolidated assets, net income or stockholders' equity.

At December 31, 2005, the operations of Austin Taylor were included in discontinued operations. The Company was in negotiations to sell Austin Taylor to prospective purchasers and expected to conclude a sale in 2006. However, due to uncertainties involving Austin Taylor's financial performance and issues involving its pension plans, the Company was unable to conclude a sale on satisfactory terms. As a result, the Company has reversed its decision to discontinue operations. The Company's financial statements including the December 31, 2005 balance sheet and the income statements for the twelve month periods ended December 31, 2005 and 2004 have been adjusted to reflect the reclassification of the operating results of Austin Taylor Communications Ltd. to continuing operations.

Recently issued accounting pronouncements: In July 2006 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Income Taxes – an interpretation of FASB Statement No. 109", which clarifies accounting for uncertain tax positions. FIN 48 requires the Company to recognize the impact of a tax position in the Company's financial statements if that position is likely to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company beginning January 1, 2007. The Company has not completed its evaluation of the impact adoption of FIN 48 will have on the Company's consolidated financial statements.

In September 2006 the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands fair value disclosure requirements. SFAS No. 157 applies whenever another accounting standard requires (or permits) assets or liabilities to be measured at fair value, but does not expand the use of fair value to new circumstances. SFAS No. 157 is effective beginning in 2008. The Company has not yet determined the effect SFAS No. 157 will have on its financial statements.

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans" on December 31, 2006. SFAS No. 158 requires the Company to recognize the funded status of its post retirement plans on the balance sheet and recognize as a component of accumulated other comprehensive income the gains and losses, prior service costs or credits that occur during the financial year but are not recognized as components of the Company's pension costs. The adoption of SFAS No. 158 caused the Company to adjust its 2006 financial statements to include $200,000 of previously unrecognized actuarial gains in Austin Taylor's pension plan funds.

In February 2007 the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The amendment to SFAS No. 115 applies to all entities with investments in available-for-sale or trading securities. The statement is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect SFAS No. 159 will have on its financial statements.

NOTE 2 - INVENTORIES

Inventories consist of:

	December 31	
	2006	2005
Finished goods	$ 17,360,156	$ 16,528,284
Raw and processed materials	7,971,465	7,964,234
	$ 25,331,621	$ 24,492,518

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and the estimated useful lives are as follows:

	Estimated useful life	December 31 2006	December 31 2005
Land		$ 877,148	$ 853,408
Buildings and improvements	7-40 years	4,379,923	4,353,067
Machinery and equipment	3-15 years	28,495,788	27,857,412
Furniture and fixtures	5-10 years	2,883,966	3,411,093
Construction in progress		1,222,464	-
		37,859,289	36,474,980
Less accumulated depreciation		(29,279,357)	(28,175,379)
		$ 8,579,932	$ 8,299,601

NOTE 4 - EMPLOYEE RETIREMENT BENEFITS

The Company has an Employee Savings Plan (401(k)) and matches a percentage of employee contributions up to six percent of compensation. Contributions to the plan in 2006, 2005 and 2004 were $392,000, $402,000, and $356,000, respectively.

The Company's U.K. based subsidiary Austin Taylor maintains defined benefit pension plans that cover approximately 10 active employees. The Company does not provide any other post-retirement benefits to its employees.

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans" on December 31, 2006. SFAS No. 158 requires the Company to recognize the funded status of its post retirement plans on the balance sheet and recognize as a component of accumulated other comprehensive income the gains and losses, prior service costs or credits that occur during the financial year but are not recognized as components of the Company's pension costs. The adoption of SFAS No. 158 caused the Company to adjust its 2006 financial statements to include $200,000 of previously unrecognized actuarial gains in Austin Taylor's pension plan funds. The following table summarizes the balance sheet impact, including benefit obligations, assets and funded status of Austin Taylor's pension plans at December 31, 2006 and 2005:

	2006	2005
Change in benefit obligation:		
Benefit obligation at the beginning of the year	$ 5,897,000	$ 6,011,000
Service cost	46,000	100,000
Interest cost	283,000	277,000
Participant contributions	11,000	13,000
Actuarial (gains)/losses	(734,000)	103,000
Benefits paid	(252,000)	(293,000)
Foreign currency (gains)/losses	772,000	(653,000)
Benefit obligation at the end of the year	6,023,000	5,558,000
Change in plan assets:		
Fair value of plan assets at beginning of year	4,843,000	5,159,000
Actual return on plan assets	297,000	259,000
Employer contributions	39,000	42,000
Participant contributions	11,000	13,000
Benefits paid	(252,000)	(293,000)
Foreign currency gains (losses)	672,000	(553,000)
Fair value of plan assets at end of year	5,610,000	4,627,000
Funded status at end of year – net liability	$ (413,000)	$ (931,000)

Amounts recognized in accumulated other comprehensive income consist of:

		2006		2005
Actuarial gain (loss)	$	464,093	$	(530,993)
Adoption of SFAS No. 158		199,736		
Total	$	663,829	$	(530,993)

Components of the Company's net periodic pension costs:

Service cost	$	46,000	$	100,000
Interest cost		283,000		277,000
Expected return on plan assets		(250,000)		(259,000)
Amortization of unrecognized (gain)/loss		(22,000)		67,000
Net periodic pension cost	$	57,000	$	185,000

Weighted average assumptions used to determine net periodic pension costs:

Discount rate	5.2%	5.3%
Expected return on assets	4.6%	6.0%

In 2007 the Company expects to recognize approximately $135,000 of unrecognized actuarial losses as a component of pension expense. The Company does not expect any plan assets to be returned to the Company during the twelve months subsequent to December 31, 2006.

Related to these plans, at December 31, 2006 the Company recorded a pension adjustment of $200,000 to accumulated other comprehensive income in the statement of changes in stockholders equity. The pension adjustment was recorded to make the total pension liability in the financial statements equal to the excess of the accumulated obligation over plan assets.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating leases: The Company leases land, buildings and equipment under operating leases with original terms from 1 to 5 years. Rent expense charged to continuing operations was $1,331,000, $1,114,000 and $1,232,000 in 2006, 2005 and 2004 respectively. Sublease income received was $53,000, $66,000 and $71,000 in 2006, 2005 and 2004 respectively. At December 31, 2006, the Company was obligated under noncancelable operating leases to make minimum annual future lease payments as follows:

Year Ending December 31:		
2007	$	654,000
2008		296,000
2009		163,000
2010		3,000
Thereafter		-
	$	1,116,000

Line of credit: The Company has a $10,000,000 line of credit from U.S. Bank. The Company had no outstanding borrowings against the line of credit at December 31, 2006 and 2005. Interest on borrowings on the credit line is at the LIBOR rate plus 1.5% (6.8% at December 31, 2006). The credit agreement expires September 30, 2007 and is secured by assets of the Company.

As of December 31, 2006, the Company had no other material commitments (either cancelable or non-cancelable) for capital expenditures or other purchase commitments related to ongoing operations. The Company had no outstanding obligations under its line of credit at December 31, 2006 and 2005, and the entire credit line ($10,000,000 at March 1, 2007) is available for use.

Long-term compensation plans: Effective January 1, 2004, the Company implemented a performance unit incentive plan (PUP). The plan provides long term competitive compensation to enable the Company to attract and retain qualified executive talent and to reward employees for achieving goals and improving company performance. The plan provides grants of "performance units" made at the beginning of four year performance periods and paid at the end of the period if return on asset goals are met. Awards are made every other year and are given in the form of cash at the end of the cycle with annual vesting. Payment in the case of retirement, disability or death will be on a pro rata basis. Every other year a new four-year cycle begins to create a potential pay out every other year. The Company accrued

PUP expense of $495,000, $396,000 and $406,000 in 2006, 2005 and 2004 respectively. PUP awards paid were $401,000 in 2006 and zero in 2005 and 2004. Remaining PUP awards will be paid out in 2007 and 2009.

Department of Justice Investigation: Since April 2006 the Company's JDL Technologies, Inc. subsidiary (along with other parties) has been the subject of a civil investigation by the U.S. Department of Justice ("DOJ") into whether false claims under the federal government's E-RATE program were made in connection with work performed for the Virgin Islands Department of Education (VIDOE). In addition to cooperating with DOJ investigators over the past 12 months, the Company has conducted its own internal investigation of its business dealings with VIDOE and its compliance with the E-RATE program. While the DOJ investigation is continuing, no legal action has been initiated against the Company by the DOJ or any other agency as of the date of this report. In addition, as a result of its own investigation, the Company believes it has acted ethically and legally in its business dealings VIDOE and in its compliance with E-RATE program requirements and believes that the DOJ investigation will be resolved without material cost to the Company. However, the possibility exists that the DOJ may assert claims against JDL that, if proved, could result in materially adverse financial consequences to the Company. In addition, the Company's ability to receive E-RATE funds is affected by actions that might have been taken by other individuals or companies involved with the VIDOE and E-RATE programs. If the VIDOE were to be sanctioned by the E-RATE program, JDL may be unable to collect for provided services even though JDL's conduct is compliant with the E-RATE program.

Other contingencies: A former officer of one of the Company's subsidiaries is claiming that he is entitled to a substantially greater retirement benefit than he is currently receiving. The former officer has asserted that, in addition to what he is currently receiving, the Company should also provide a supplemental retirement benefit of approximately $100,000 per year based on the former officer's interpretation of the meaning of certain terms in the former officer's employment contract with the subsidiary and in a side letter delivered by the Company concurrently with the signing of the employment agreement. The Company has denied the former officer's claim for a supplemental retirement benefit. While the former officer has, since 2004, threatened to present his claim in both judicial and administrative forums, as of the date of this report, the Company has not received any notice from a court or public official regarding the commencement of legal proceedings related to the former officers' claim. If the former officer initiates legal action, the Company will vigorously defend against the claims that have been asserted and believes the former officer's claim will be resolved without material cost to the Company.

In the ordinary course of business, the Company is exposed to legal actions and incurs costs to pursue and defend legal claims. Company management is not aware of any other outstanding or pending legal actions that would materially affect the Company's financial position or results of operations.

NOTE 6 – DISCONTINUED OPERATIONS

Net income for 2005 and 2004 includes the discontinued operations of Image Systems, a medical and technical imaging business unit located in Eden Prairie, Minnesota. Effective October 1, 2005, the Company negotiated an agreement to sell the inventory, equipment and all intangibles (trade names, intellectual property, etc.) of Image Systems to Richardson Electronics, Ltd. for approximately $1.5 million. The Company recorded an after tax gain on the sale in the fourth quarter of 2005 of approximately $222,000. The results of discontinued operations are summarized as follows:

	Year Ended December 31	
	2005	2004
Revenues	$ 3,285,727	$ 2,224,017
Costs and expenses	(3,843,077)	(2,488,814)
Operating loss	(557,350)	(264,797)
Investment income	14,343	
Gain on sale of discontinued operations	353,430	
Loss before income taxes	(189,577)	(264,797)
Income tax benefit	70,000	97,000
Loss from discontinued operations	$ (119,577)	$ (167,797)

At December 31, 2005, the operations of Austin Taylor were included in discontinued operations. The Company was in negotiations to sell Austin Taylor to prospective purchasers and expected to conclude a sale in 2006. However, due to uncertainties involving Austin Taylor's financial performance and issues involving its pension plans, the Company was unable to conclude a sale on satisfactory terms. As a result, the Company has reversed its decision to discontinue operations. The Company's financial statements including the December 31, 2005 balance sheet and the income statements for the twelve month periods ended December 31, 2005 and 2004 have been adjusted to reflect the reclassification of the operating results of Austin Taylor Communications Ltd. to continuing operations.

NOTE 7 – STOCK COMPENSATION

On January 1, 2006 the Company adopted SFAS No. 123(R), "Share-Based Payment", which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company adopted SFAS No. 123(R) using the modified prospective method, under which prior periods are not restated. Prior to January 1, 2006, the Company applied APB Opinion No. 25 for measurement and recognition of stock-based transactions with its employees and accordingly no stock-based employee compensation cost was reflected in the consolidated statements of income and comprehensive income. Stock-based compensation expense recognized under SFAS No. 123(R) for 2006 was $157,000 before income taxes and $139,000 after income taxes. Stock-based compensation expense for 2006 included compensation expense for awards granted to key employees prior to, but not vested as of December 31, 2005. At December 31, 2006 all outstanding options were vested.

In November 2005, the FASB issued FASB Staff Position No. 123(R)-3 (FSP123(R)-3), "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards". FSP 123(R)-3 provides an elective alternative transition method for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R). The Company elected to implement FSP 123(R)-3.

The fair value of the Company's stock options and Employee Stock Purchase Plan transactions used to compute fair value is the estimated present value at grant date using the Black-Scholes option-pricing model. The following table displays the assumptions used in the model.

	Year Ended December 31		
	2006	2005	2004
Expected volatility	34.7%	28%	37%
Risk free interest rate	5.1%	3.9%	2.9%
Expected holding period – employees			4 years
Expected holding period – directors	7 years	7 years	7 years
Dividend yield	3.7%	3.3%	2.0%

Fair value of all options issued was approximately $51,000, $86,000 and $653,000 in 2006, 2005 and 2004, respectively Information regarding the effect on net income and earnings per common share had the Company applied the fair value expense recognition provisions of SFAS No. 123(R) in 2005 and 2004 is included in Note 1.

Common shares are reserved for issuance in connection with a nonqualified stock option plan under which up to 200,000 shares may be issued to nonemployee directors. The plan provides for the automatic grant of nonqualified options for 3,000 shares of common stock annually to each nonemployee director concurrent with the annual stockholders' meeting. Exercise price is the fair market value of the stock at the date of grant. Options granted under this plan vest when issued and expire 10 years from date of grant. 32,000 shares are available to be issued under the plan at December 31, 2006. The Company granted 18,000 stock options to non-employee directors in 2006.

Common shares are also reserved in connection with the Company's 1992 stock plan under which 2,500,000 shares of common stock may be issued pursuant to stock options, stock appreciation rights, restricted stock or deferred stock granted to officers and key employees. Exercise prices of stock options under the plan cannot be less than fair market value of the stock on the date of grant. Rules and conditions governing awards of stock options, stock appreciation rights and restricted or deferred stock are determined by the Compensation Committee of the Board of Directors, subject to certain limitations incorporated into the plan. 962,589 shares are available to be issued under the plan at December 31, 2006. Options granted to officers and key employees expire five years from date of grant with one-third of the options vesting after six months and the remaining two-thirds vesting equally over the next two years. The Company did not issue any options under this plan in 2006 or 2005.

Changes in outstanding employee and director stock options during the three years ended December 31, 2006 were as follows:

	Number of shares	Weighted average exercise price per share
Outstanding at December 31, 2003	1,158,956	$ 10.54
Granted	312,750	9.31
Exercised	(263,170)	8.51
Canceled	(185,511)	10.03
Outstanding at December 31, 2004	1,023,025	10.72
Granted	21,000	10.21
Exercised	(119,075)	8.10
Canceled	(217,500)	16.10
Outstanding at December 31, 2005	707,450	9.39
Granted	18,000	9.60
Exercised	(112,365)	8.18
Canceled	(42,805)	10.82
Outstanding at December 31, 2006	570,280	9.53

All outstanding options were fully vested and currently exercisable at December 31, 2006. The aggregate intrinsic value of all outstanding in-the-money options was $795,000 based on the Company's stock price at December 31, 2006. The intrinsic value of options exercised during the year was $365,000, $397,000 and $610,000 in 2006, 2005 and 2004, respectively. The following table summarizes the status of stock options outstanding at December 31, 2006:

Range of Exercise Prices	Shares	Weighted Average Remaining Option Life	Weighted Average Exercise Price
$ 7.14 to $ 8.64	242,830	2.0 years	$ 7.72
$ 8.65 to $ 9.99	175,550	2.7 years	8.96
$10.00 to $12.00	65,400	4.7 years	11.19
$12.01 to $15.00	68,500	2.4 years	13.51
$15.01 to $18.56	18,000	1.4 years	18.25

The Company receives an income tax benefit related to the gains received by officers and key employees who make disqualifying dispositions of stock received on exercise of qualified incentive stock options and on non-qualified options. The amount of tax benefit received by the Company was $73,000, $104,000 and $196,000 in 2006, 2005 and 2004 respectively. The tax benefit amounts have been credited to additional paid-in capital.

EMPLOYEE STOCK PURCHASE PLAN

The Company maintains an Employee Stock Purchase Plan for which 300,000 common shares have been reserved. Effective January 1, 2006, employees are able to acquire shares through payroll deductions at 95% of the price at the end of each semi-annual plan. Plan periods run from January 1 to June 30 and from July 1 to December 31. 3,836 shares of common stock were issued in July 2006 for the plan period ended June 30, 2006. 4,924 shares were issued in January 2007 for the plan period ended December 31, 2006.

Under the terms of the plan through December 31, 2005, employees could acquire shares of common stock, subject to limitations, through payroll deductions at 85% of the lower of fair market value for such shares on one of two specified dates in each plan year. Shares issued to employees under the plan were 25,351 and 22,193 for the plan years ended August 31, 2005 and 2004 respectively. A short plan year was authorized for the period September 1, 2005 through December 31, 2005 allowing employees to utilize the previous terms. Shares issued in January 2006 to employees under this short plan year were 9,134.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

All eligible employees of the Company participate in the ESOP after completing one year of service. Contributions are allocated to each participant based on compensation and vest 30% after three years of service and incrementally thereafter, with full vesting after seven years. At December 31, 2006, the ESOP held 392,777 shares of the Company's common stock, all of which have been allocated to the accounts of eligible employees. Contributions to the plan are determined by the Board of Directors and can be made in cash or shares of the Company's stock. The 2006 ESOP contribution was $423,294 for which the Company issued 41,745 shares in February 2007. The Company's 2005 ESOP contribution was $387,450 for which the Company issued 31,551 shares of common stock to the ESOP in March 2006. The 2004 ESOP contribution was $393,737 for which the Company issued 32,484 shares in February 2005.

NOTE 8 – COMMON STOCK

PURCHASES OF COMMUNICATIONS SYSTEMS, INC. COMMON STOCK

The Company's Board of Directors has authorized the purchase and retirement, from time to time, of shares of the Company's stock on the open market, or in private transactions consistent with overall market and financial conditions. In 2006, the Company purchased and retired 68,681 shares at a cost of $756,236. In 2005, the Company purchased and retired 12,154 shares at a cost of approximately $133,202. In 2004, the Company purchased and retired 1,034 shares at a cost of $8,480. At December 31, 2006, 202,197 additional shares could be repurchased under outstanding Board authorizations.

SHAREHOLDER RIGHTS PLAN

On October 29, 1999 the Board of Directors adopted a shareholders' rights plan. Under this plan, the Board of Directors declared a distribution of one right per share of common stock. Each right entitles the holder to purchase 1/100th of a share of a new series of Junior Participating Preferred Stock of the Company at an initial exercise price of $65. The rights expire on October 26, 2009. The rights will become exercisable only following the acquisition by a person or group, without the prior consent of the Board of Directors, of 15% or more of the Company's voting stock, or following the announcement of a tender offer or exchange offer to acquire an interest of 15% or more. If the rights become exercisable, each rightholder will be entitled to purchase, at the exercise price, common stock with a market value equal to twice the exercise price. Should the Company be acquired, each right would entitle the holder to purchase, at the exercise price, common stock of the acquiring company with a market value equal to twice the exercise price. Any rights owned by the acquiring person or group would become void.

NOTE 9 - INCOME TAXES

Income tax expense from continuing operations consists of the following:

	Year Ended December 31		
	2006	2005	2004
Currently payable income taxes:			
Federal	$ 666,000	$ 1,758,000	$ 1,981,000
State	271,000	360,000	260,000
Foreign	2,000	36,000	45,000
	939,000	2,154,000	2,286,000
Deferred income taxes (benefit)	289,000	(426,000)	579,000
	$ 1,228,000	$ 1,728,000	$ 2,865,000

Austin Taylor Communications, Ltd. operates in the United Kingdom (U.K.) and is subject to U.K. rather than U.S. income taxes. Austin Taylor had pretax income of $393,000 in 2006 and pretax losses of $926,000 in 2005 and $438,000 in 2004. At the end of 2006, Austin Taylor's net operating loss carryforward was $3,591,000. Due to the nonrecurring nature of some of Austin Taylor's 2006 income, the Company remains uncertain that it will be able to generate the future income needed to realize the tax benefit of the carryforward. Accordingly, the Company has continued to maintain its deferred tax valuation reserve against the potential carryforward benefit.

Suttle Costa Rica, S.A. operates in Costa Rica and is subject to Costa Rica income taxes. In 2005, the Board of Directors of Suttle Costa Rica S. A. declared a dividend in the amount of $3,500,000 payable to the Company. The dividend and related "dividend reinvestment plan" qualify under IRC Sec. 965 which allows the Company to receive an 85% dividend received deduction provided the amount of the dividend is reinvested in the United States pursuant to a domestic reinvestment plan. The Company made the required qualified capital expenditures in 2005 and 2006. It is the Company's intention to maintain the remaining undistributed earnings in its Costa Rica subsidiary to support continued operations there.

Prior to 2003 the Company maintained operations in Puerto Rico through its Suttle Caribe, Inc. subsidiary. Distributions by Suttle Caribe, Inc. to the parent company of income earned prior to December 31, 2000 are subject to tollgate taxes at rates which, depending on various factors, range from 3.5% to 10%. The cumulative amount of prior earnings on which no tollgate tax has been paid was approximately $11,054,000 at December 31, 2005. Tollgate taxes, penalties and interest of approximately $1,572,000 have been accrued and will likely be paid on these prior earnings in 2007.

During the fourth quarter of 2005, an examination by the Internal Revenue Service of the Company's federal income tax returns for the year ended December 31, 2002 was completed. Due to the favorable results, the Company reviewed and reduced its estimated accrued tax liabilities in 2005. In 2006 the Company reduced its estimate of its exposure to certain other state and foreign tax liabilities by an additional amount. These adjustments resulted in a significant reduction in the effective tax rate in fiscal years 2006 and 2005 in comparison to prior years.

The provision for income taxes for continuing operations varied from the federal statutory tax rate as follows:

	Year Ended December 31		
	2006	2005	2004
Tax at U.S. statutory rate	35.0%	35.0%	35.0%
Surtax exemption	(1.0)	(1.0)	(1.0)
State income taxes, net of federal benefit	1.6	4.0	2.3
Foreign net operating loss valuation reserve	(2.3)	5.0	1.9
Tax exempt interest income	(4.0)	(2.5)	(.8)
Internal revenue audit results		(7.6)	
Reduction of estimated liabilities	(6.6)	(7.4)	
Other	(1.2)	1.9	(.6)
Effective tax rate	21.5%	27.4%	36.8%

Deferred tax assets and liabilities as of December 31 related to the following:

	2006	2005
Current assets:		
Allowance for doubtful accounts	$ 190,030	$ 551,887
Inventory	1,938,894	2,175,656
Accrued and prepaid expenses	1,361,757	979,252
	$ 3,490,681	$ 3,706,795
Long term assets and (liabilities):		
Depreciation	$ (355,559)	$ (451,706)
Net operating loss carryforward	581,337	672,357
Intangible assets	86,279	181,767
Nonemployee director stock compensation	17,985	
Foreign net operating loss carryforward	1,220,864	1,354,359
Less: valuation reserve for foreign net operating loss carryforward	(1,220,864)	(1,354,359)
	$ 330,042	$ 402,418

As part of previous acquisitions, the Company purchased net operating loss carryforwards in the amount of $3,790,000. At December 31, 2006, the Company has $1,669,000 remaining net operating loss carryforwards for income tax purposes which expire in 2014. Utilization of net operating loss carryforwards is limited to $228,000 per year in future years.

NOTE 10- INFORMATION CONCERNING INDUSTRY SEGMENTS AND MAJOR CUSTOMERS

The Company classifies its businesses into four segments: Suttle, which manufactures U.S. standard modular connecting and wiring devices for voice and data communications; Transition Networks, which designs and markets data transmission, computer network and media conversion products and print servers; JDL Technologies, (JDL), which provides telecommunications network design, specification and training services to educational institutions; and Austin Taylor which manufactures British standard telephone equipment and equipment enclosures for the U.K and international markets. Other includes non-allocated corporate general and administrative expenses. Management has chosen to organize the enterprise and disclose reportable segments based on products and services. There are no material intersegment revenues.

Suttle products are sold principally to United States (U.S.) customers. Suttle operates manufacturing facilities in the U.S. and Costa Rica. Net long-lived assets held in Costa Rica were approximately $493,000 at December 31, 2006. Transition Networks manufactures its products in the United States and makes sales in both the U.S. and international markets. JDL Technologies operates in the U.S. and makes sales in the U.S. and the U.S. Virgin Islands. Austin Taylor operates a manufacturing facility in the United Kingdom (U.K.) and makes sales in the U.K. and internationally. Consolidated sales to U.S. customers were approximately 79%, 82% and 82% of sales from continuing operations in 2006, 2005 and 2004 respectively. At December 31, 2006, foreign earnings in excess of amounts received in the United States were approximately $330,000. In 2006, sales to one Transition Networks' customer accounted for 10.6% of sales from continuing operations. In 2005, sales to one Suttle customer accounted for 12.6% of sales from continuing operations. No customer accounted for more than 10% of sales in 2004.

Information concerning the Company's continuing operations in the various segments for the twelve-month periods ended December 31, 2006, 2005 and 2004 is as follows:

	Suttle	Transition Networks	JDL Technologies	Austin Taylor	Other	Total
2006						
Sales from continuing operations	$ 42,689,815	$ 52,862,964	$ 12,928,650	$ 6,958,141	$ -	$ 115,439,570
Cost of sales	30,248,471	29,602,088	11,421,968	5,579,898	-	76,852,425
Selling, general and administrative expenses	6,370,209	18,501,019	4,708,431	992,937	2,989,165	33,561,761
Operating income (loss) from continuing operations	$ 6,071,135	$ 4,759,857	$ (3,201,749)	$ 385,306	$ (2,989,165)	$ 5,025,384
Depreciation and amortization	$ 840,970	$ 501,473	$ 682,227	$ 243,029	$ 86,304	$ 2,354,003
Capital expenditures	$ 440,655	$ 319,071	$ 1,584,301	$ 52,760	$ 77,863	$ 2,474,650
Assets	$ 42,141,743	$ 23,807,091	$ 9,659,253	$ 5,497,265	$ 11,907,571	$ 92,722,839

	Suttle	Transition Networks	JDL Technologies	Austin Taylor	Other	Total
2005						
Sales from continuing operations	$ 47,323,949	$ 46,951,897	$ 15,432,659	$ 5,673,922	$ -	$ 115,382,427
Cost of sales	34,325,579	28,159,389	10,353,600	5,022,878	-	77,861,446
Selling, general and administrative expenses	6,089,224	17,088,735	4,488,570	1,586,307	2,398,225	31,651,061
Operating income (loss) from continuing operations	$ 6,909,146	$ 1,703,773	$ 590,489	$ (935,263)	$ (2,398,225)	$ 5,869,920
Depreciation and amortization	$ 964,272	$ 442,272	$ 395,795	$ 94,816	$ 119,101	$ 2,016,256
Capital expenditures	$ 709,202	$ 251,011	$ 2,175,773	$ 29,542	$ 72,057	$ 3,237,585
Assets	$ 36,604,061	$ 24,007,566	$ 15,436,204	$ 3,856,570	$ 12,978,963	$ 92,883,364

2004	Suttle	Transition Networks	JDL Technologies	Austin Taylor	Other	Total
Sales from continuing operations	$ 40,113,856	$ 52,443,162	$ 7,969,266	$ 8,028,637		$ 108,554,921
Cost of sales	30,152,990	31,269,300	3,770,390	7,754,063		72,946,743
Selling, general and administrative expenses	5,200,954	16,640,427	3,014,603	724,669	2,398,960	27,979,613
Operating income (loss) from continuing operations	$ 4,759,912	$ 4,533,435	$ 1,184,273	$ (450,095)	$ (2,398,960)	$ 7,628,565
Depreciation and amortization						
Continuing operations	$ 1,329,184	$ 314,822	$ 162,577	$ 306,243	$ 120,295	$ 2,233,121
Discontinued operations					38,448	38,448
	$ 1,329,184	$ 314,822	$ 162,577	$ 306,243	$ 158,743	$ 2,271,569
Capital expenditures						
Continuing operations	$ 565,264	$ 562,335	$ 730,953	$ 72,134	$ 45,272	$ 1,975,958
Discontinued operations					790	790
	$ 565,264	$ 562,335	$ 730,953	$ 72,134	$ 46,062	$ 1,976,748
Assets						
Continuing operations	$ 37,816,232	$ 27,763,013	$ 4,959,613	$ 5,138,412	$ 10,252,151	$ 85,929,421
Discontinued operations					3,551,650	3,551,650
	$ 37,816,232	$ 27,763,013	$ 4,959,613	$ 5,138,412	$ 13,803,801	$ 89,481,071

NOTE 11 – SUBSEQUENT EVENTS – SLD APPROVALS

In April and May 2007, JDL Technologies' contracts to provide maintenance, interconnection and internet access services to the U.S. Virgin Islands Department of Education for the 2005 – 2006 and 2006 – 2007 school years were approved by the Schools and Libraries Division (SLD) of the Universal Service Administration Company. The Company will recognize $2,555,000 of revenue from these contracts related to services performed in 2006 in its second quarter 2007 financial statements. Additionally, revenue of $ 748,000 related to services performed in the first quarter of 2007 will be recognized in the second quarter of 2007.

(b) Supplemental Financial Information

Unaudited Quarterly Operating Results
(in thousands except per share amounts)

	Quarter Ended			
	March 31	June 30	Sept 30	Dec 31
2006				
Sales	$ 28,377	$ 30,332	$ 30,693	$ 26,037
Gross margins	9,483	9,897	10,453	8,754
Operating income	828	1,465	1,953	780
Net income	781	1,266	1,595	853
Basic net income per share	$ .09	$ .15	$ .18	$ .10
Diluted net income per share	$ .09	$ .14	$ .18	$ .10
2005				
Sales from continuing operations	$ 26,734	$ 28,737	$ 31,404	$ 28,508
Gross margins	9,099	8,851	10,708	8,863
Operating income from continuing operations	1,504	738	3,062	566
Income from continuing operations	1,004	461	1,861	1,263
Net income	895	309	1,777	1,488
Basic net income per share				
Continuing operations	$ .11	$ .06	$ .22	$ .14
Discontinued operations	(.01)	(.02)	(.01)	.03
	$ .10	$ .04	$ .21	$ .17
Diluted net income per share				
Continuing operations	$ .11	$ .06	$ .21	$ .14
Discontinued operations	(.01)	(.02)	(.01)	.03
	$ .10	$ .04	$ .20	$ .17

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company, under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on that evaluation, the CEO and CFO concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were not effective due to the controls over the financial close and reporting processes at the Company's JDL Technologies subsidiary which, in part, caused us to not be able to file this report within the time period specified in the Securities and Exchange Commission's rules and forms. The internal controls over financial close and reporting processes at JDL did not adequately provide for (1) timely, properly performed reconciliations for all significant accounts and (2) timely, appropriate application of the entity's accounting policies to events or transactions that were appropriately documented by knowledgeable and qualified personnel using approved methods and formats. These deficiencies were also determined to be a material weakness in "internal control over financial reporting" (as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Remediation of Material Weaknesses Related to JDL Technologies

Management has taken, or is in the process of taking the following steps with respect to the control deficiencies at JDL Technologies:

- Utilizing a new accounting system to support JDL accounting.
- Implementing additional account reconciliation procedures, including review and documentation requirements
- Instituting additional inventory control procedures and training staff concerning proper inventory reporting. Additional physical inventory counts are also scheduled.
- Assessing the technical accounting capabilities of its personnel to ensure the right complement of knowledge, skills and training. Management's plans include the hiring of additional, experienced accounting staff and providing additional corporate accounting oversight.

Management believes these actions will remediate the material weaknesses at JDL Technologies.

(b) Changes in Internal Controls

During the period covered by this Report there was no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The remediation measures described above commenced after the fiscal year end.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information Incorporated by Reference

The information required by Item 401 under Regulation S-K, to the extent applicable to the Company's directors, will be set forth under the caption "Election of Directors" in the Company's definitive proxy material for its June 21, 2007 Annual Meeting of Shareholders, which information is expressly incorporated by reference herein. The information called for with respect to the Company's officers by paragraph [b] of Item 401 is set forth under Item 1[c] herein. The information called for by Item 405 under Regulation S-K regarding Exchange Act Section 1 b a compliance, to the extent applicable, will be set forth under the caption "Certain Transactions" in the Company's above referenced definitive proxy material, which information is incorporated herein by reference.

Code of Ethics

The Company has adopted a code of Ethics applicable to all officers of the Company as well as certain other key accounting personnel. A copy of the Code of Ethics can be obtained free of charge upon written request directed to the Company's Assistant Secretary at the executive offices of the Company.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 402 under Regulation S-K to the extent applicable, will be set forth under the caption "Executive Compensation" in the Company's definitive proxy materials for its June 21, 2007 Annual Meeting, which information is expressly incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 403 under Regulation S-K will be set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Election of Directors" in the Company's definitive proxy materials for its June 21, 2007 Annual Meeting , which information is expressly incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The company makes available to Hector Communications Corporation (HCC), which prior to 1990 was a subsidiary of the Company, certain staff services and administrative systems, with the related costs and expenses being paid by HCC. In 2006 and 2005, HCC paid the company $223,000 and $241,000 respectively for such services; amounts that management believes are not less than the cost the Company incurred in providing the services.

Prior to November 2006, two of the Company's executive officers, Curtis A. Sampson and Paul N. Hanson, each devoted 50% of their working time to the Company. Mr. Sampson and Mr. Hanson devoted substantially all of the remainder of their working time to HCC, for which Mr. Sampson served as Chairman and Chief Executive Officer and Mr. Hanson served as Vice President, Secretary, Treasurer and a director. Mr. Sampson and Mr. Hanson were separately compensated by HCC for their services to HCC. In November 2006, HCC was acquired by Hector Acquisition Corp., which is jointly owned by a consortium of Minnesota based telecommunications corporations. Hector Acquisition Corp. has negotiated consulting agreements with Mr. Sampson and Mr. Hanson to provide advice, guidance and expertise on an as needed basis. The consulting agreements expire in December 2008.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 Of Form 10K and 9(e) of Schedule 14A will be set forth under the caption "Principal Accountant Fees and Services" in the Company's definitive proxy materials for its June 21, 2007 Annual Meetingr, which information is expressly incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) <u>Consolidated Financial Statements</u>

The following Consolidated Financial Statements of Communications Systems, Inc. and subsidiaries appear at pages 25 to 45 herein:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2006 and 2005
- Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004
- Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004
- Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004
- Notes to Consolidated Financial Statements

(a) (2) <u>Consolidated Financial Statement Schedule</u>

The following financial statement schedule is being filed as part of this Form 10-K Report:

Schedule II – Valuation and Qualifying Accounts and Reserves

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(a) (3) <u>Exhibits</u>

The exhibits which accompany or are incorporated by reference in this report, including all exhibits required to be filed with this report pursuant to Item 601 of Regulation S-K, including each management or compensatory plan or arrangement are described on the Exhibit Index, which is at pages 52 and 53 of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNICATIONS SYSTEMS, INC.

Dated: May 14, 2007

/s/ Curtis A. Sampson
Curtis A. Sampson, Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

Each person whose signature appears below constitutes and appoints CURTIS A. SAMPSON and PAUL N. HANSON as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date
/s/Curtis A. Sampson Curtis A. Sampson	Chairman of the Board of Directors, and Director (Principal Executive Officer)	May 14, 2007
/s/Paul N. Hanson Paul N. Hanson	Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 14, 2007
/s/Randall D. Sampson Randall D. Sampson	Director	May 14, 2007
/s/Edwin C. Freeman Edwin C. Freeman	Director	May 14, 2007
/s/Luella G. Goldberg Luella Gross Goldberg	Director	May 14, 2007
/s/Gerald D. Pint Gerald D. Pint	Director	May 14, 2007
/s/Paul J. Anderson Paul J. Anderson	Director	May 14, 2007
/s/Wayne E. Sampson Wayne E. Sampson	Director	May 14, 2007

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNICATIONS SYSTEMS, INC.

Dated: May 14, 2007

/s/ Curtis A. Sampson
Curtis A. Sampson, Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

Each person whose signature appears below constitutes and appoints CURTIS A. SAMPSON and PAUL N. HANSON as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date
/s/Curtis A. Sampson Curtis A. Sampson	Chairman of the Board of Directors, and Director (Principal Executive Officer)	May 14, 2007
/s/Paul N. Hanson Paul N. Hanson	Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 14, 2007
/s/Randall D. Sampson Randall D. Sampson	Director	May 14, 2007
/s/Edwin C. Freeman Edwin C. Freeman	Director	May 14, 2007
/s/Luella G. Goldberg Luella Gross Goldberg	Director	May 14, 2007
/s/Gerald D. Pint Gerald D. Pint	Director	May 14, 2007
/s/Paul J. Anderson Paul J. Anderson	Director	May 14, 2007
/s/Wayne E. Sampson Wayne E. Sampson	Director	May 14, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OF

COMMUNICATIONS SYSTEMS, INC.

FOR

YEAR ENDED DECEMBER 31, 2006

FINANCIAL STATEMENT SCHEDULE

COMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
Schedule II - Valuation and Qualifying Accounts and Reserves

Description	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions from Reserves	Other Changes Add (Deduct)	Balance at End of Period
Allowance for doubtful accounts:					
Year ended:					
December 31, 2006	$ 1,673,000	$ (85,000)	$(1,003,000) (A)		$ 585,000
December 31, 2005	$ 1,427,000	$ 688,000	$ (442,000) (A)		$ 1,673,000
December 31, 2004	$ 1,423,000	$ 329,000	$ (349,000) (A)	$ 24,000 (B)	$ 1,427,000

(A) Accounts determined to be uncollectible and charged off against reserve.
(B) Result of acquisition

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OF

COMMUNICATIONS SYSTEMS, INC.

FOR

YEAR ENDED DECEMBER 31, 2006

EXHIBITS

COMMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
Exhibit Index To
Form 10-K for the Year Ended December 31, 2006

Regulation S-K Exhibit Table Reference	Title of Document	Location in Consecutive Numbering System as Filed With the Securities and Exchange Commission
3.1	Articles of Incorporation, as amended	Filed as Exhibit 3.1 to the Form 10-K Report of the Company for its year ended December 31, 1989 (the "1989 Form 10-K") and incorporated herein by reference.
3.2	Bylaws, as amended	Filed as Exhibit 3.2 to the 1989 Form 10-K and incorporated herein by reference.
10.1	1987 Stock Plan	Filed as Exhibit 10.1 to the Form 10-K Report of the Company for its year ended December 31, 1993 (the "1993 Form 10-K") and incorporated herein by reference.
10.2	Employee Savings Plan	Filed as Exhibit 10.2 to the 1993 Form 10-K and incorporated herein by reference.
10.3	Employee Stock Ownership Plan	Filed as Exhibit 10.3 to the 1993 Form 10-K and incorporated herein by reference.
10.4	Employee Stock Purchase Plan	Filed as Exhibit 10.4 to the 1993 Form 10-K and incorporated herein by reference.
10.5	Stock Option Plan for Nonemployee Directors	Filed as Exhibit 10.5 to the 1993 Form 10-K and incorporated herein by reference.
10.6	1992 Stock Plan	Filed as Exhibit 10.6 to the 1993 Form 10-K and incorporated herein by reference.
10.7	Flexible Benefit Plan	Filed as Exhibit 10.7 to the 1993 Form 10-K and incorporated herein by reference.
10.8	Supplemental Executive Retirement Plan	Filed as Exhibit 10.8 to the 1993 Form 10-K and incorporated herein by reference.
10.9	Form of Rights Agreement, dated as of October 26, 1999 between the Company and Wells Fargo Bank Minnesota, National Association	Filed as Exhibit 1 to the Company's Form 8-A on November 8, 1999 and incorporated herein by reference.

COMMMUNICATIONS SYSTEMS, INC. AND SUBSIDIARIES
Exhibit Index To
Form 10-K for the Year Ended December 31, 2006

Regulation S-K Exhibit Table Reference	Title of Document	Location in Consecutive Numbering System as Filed With the Securities and Exchange Commission
21	Subsidiaries of the Registrant	Filed herewith.
23	Independent Auditors' Consent	Filed herewith.
24	Power of Attorney	Included in signatures at page 49.
31.1	Certification of Chief Executive Officer	Filed herewith.
31.2	Certification of Chief Financial Officer	Filed herewith.
32	Certification under USC § 1350	§ 1350 Filed herewith.

The exhibits referred to in this Exhibit Index will be supplied to a shareholder at a charge of $.25 per page upon written request directed to CSI's Assistant Secretary at the executive offices of the Company.

Exhibit 21

SUBSIDIARIES OF COMMUNICATIONS SYSTEMS, INC.

Subsidiaries	Jurisdiction of Incorporation
Suttle Apparatus Corporation	Illinois
Suttle Costa Rica, S.A.	Costa Rica
Tel Products, Inc.	Minnesota
Suttle Caribe, Inc.	Minnesota
Austin Taylor Communications, Ltd.	United Kingdom
Automatic Tool & Connector Company, Inc.	New Jersey
JDL Technologies, Inc.	Minnesota
Transition Networks, Inc.	Minnesota
LANart Corporation	Massachusetts
MiLAN Technology Corporation	California
Image Systems Corporation	Minnesota

All such subsidiaries are 100%-owned directly by Communications Systems, Inc. The financial statements of all such subsidiaries are included in the consolidated financial statements of Communications Systems, Inc.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-28486, 33-39862, 33-39864, 33-60930, 33-99564, 33-99566, 333-92063, 333-98323, 333-98325 and 333-120561 of our report dated May 15, 2007 on the consolidated financial statements and financial statement schedule of Communications Systems, Inc. and subsidiaries appearing in this Annual Report on Form 10-K of Communications Systems, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
May 15, 2007
Minneapolis, Minnesota

Exhibit 31.1

Certifications

I, Curtis A. Sampson certify that:

1. I have reviewed this annual report on Form 10-K of Communications Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 14, 2007

/s/ Curtis A. Sampson
Curtis A. Sampson
Chief Executive Officer

Exhibit 31.2

Certifications

I, Paul N. Hanson certify that:

1. I have reviewed this annual report on Form 10-K of Communications Systems, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 14, 2007

/s/ Paul N. Hanson
Paul N. Hanson
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. § 1350, we the undersigned Chief Executive Officer and Chief Financial Officer, respectively of Communications Systems, Inc. (the "Company") hereby certify:

(1) That the accompanying Annual Report of the Company on Form 10-K for the period ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Curtis A. Sampson
Curtis A. Sampson
Chairman and Chief Executive Officer

Date: May 14, 2007

/s/ Paul N. Hanson
Paul N. Hanson
Vice President and Chief Financial Officer

Date: May 14, 2007

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CSI BUSINESS UNITS

AUSTIN TAYLOR — **www.austin-taylor.co.uk**

---

jDL TECHNOLOGIES — **www.jdltech.com**

SUTTLE — **www.suttleonline.com**

TRANSITION NETWORKS® — **www.transition.com**

CORPORATE INFORMATION

Corporate Headquarters
Communications Systems, Inc.
213 South Main Street
Hector, Minnesota 55342
320-848-6231

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
South St. Paul, Minnesota

Independent Auditor
Deloitte & Touche LLP
Minneapolis, Minnesota

Corporate Council
Lindquist & Vennum P.L.L.P.
Minneapolis, Minnesota

The Company maintains a website at www.commsystems.com. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our periodic reports on Form 8-K (and any amendments to these reports) are available free of charge by linking from our website to the Securities & Exchange Commission website.

COMMON STOCK INFORMATION

The Company's common stock is traded on the American Stock Exchange ("AMEX") under the trading symbol JCS.

The table below presents the range of high and low trading prices for the Company's stock for 2006 and 2005 as reported by AMEX.

	2006		2005	
Quarter	High	Low	High	Low
First	$12.29	$10.30	$13.60	$10.07
Second	11.54	9.34	11.79	8.65
Third	10.82	8.72	12.50	9.50
Fourth	10.70	8.65	12.40	9.48

DIVIDEND INCREASES

CSI continued its plan to increase dividends as the Board declared a cash dividend of $.08 paid 1/1/06 and 4/1/06, $.09 paid 7/1/06 and 10/1/06, and $.10 paid 1/1/07. At the Board meeting held February 23, 2007 a dividend of $.10 per share was declared for payment on 4/1/07.

OFFICERS

Curtis A. Sampson*	Chairman and Chief Executive Officer
Jeffrey K. Berg*	President and Chief Operating Officer
Paul N. Hanson*	Chief Financial Officer, Vice President of Finance, Treasurer and Secretary
Daniel G. Easter	President and General Manager, Transition Networks, Inc.
Thomas J. Lapping	President, JDL Technologies, Inc.
Michael J. Skucius	Chief Operating Officer, JDL Technologies, Inc.
David T. McGraw	President and General Manager, Suttle
Michael Griffith	Co-Managing Director & Finance Director, Austin Taylor
Paul Gaskell	Co-Managing Director & Sales Director, Austin Taylor
Charles A. Braun	Controller
Karen J. Nesburg Bleick	Director of Human Resources

**Corporate Officer*

BOARD OF DIRECTORS

Curtis A. Sampson	Chairman and Chief Executive Officer
Paul J. Anderson	Private Investor
Edwin C. Freeman	Vice President and General Manager, Bro-Tex, Inc.
Luella Gross Goldberg	Director of several corporations
Gerald D. Pint	Retired Vice President, Telecom Systems, Group, 3M Company
Randall D. Sampson	President and Chief Executive Officer, Canterbury Park Holding Corporation
Wayne E. Sampson	Private Investor

A SPECIAL THANK YOU!



Wayne E. Sampson (brother of Curtis A. Sampson, founder of Communications Systems, Inc.) has decided to resign from the Board effective June 21, 2007. Wayne's 53 years of experience as a financial executive have been very beneficial to CSI. We are all very grateful to Wayne for his enormous contributions to the Company over the 26 years he has served on the CSI Board of Directors. In the future, Wayne may continue to serve on the Company's Finance Committee on a consulting basis. The Board expects to name a replacement following the shareholders meeting.

We wish Wayne well as he devotes more time to his family and his many interests.

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COMMUNICATIONS SYSTEMS, INC
ANNUAL MEETING OF SHAREHOLDERS

Thursday, June 21, 2007
10:00 a.m. Central Daylight Time
Communications Systems, Inc.
6475 City West Parkway
Eden Prairie, MN

CSI
Communications Systems, Inc.
213 South Main Street
Hector, Minnesota 55342-0777
www.commsystems.com

END